Filed pursuant to Rule 424(b)(3)
Registration Number 333-127085

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement dated September 6, 2005
PROSPECTUS SUPPLEMENT
(To prospectus dated September 2, 2005)
3,500,000 Shares
Common Stock

        We are selling 3,500,000 shares of our common stock.
      Our common stock is traded on the Nasdaq National Market under the symbol “PSYS.” On September 1, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $47.70 per share.
       Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-13 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
      The underwriters may also purchase up to an additional 525,000 shares from us at the purchase price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The shares will be ready for delivery on or about                     , 2005.

Joint Book-Running Managers

Merrill Lynch & Co.	Citigroup

Raymond James	JPMorgan

Banc of America Securities LLC	Avondale Partners

The date of this prospectus supplement is                     , 2005.

Prospectus Supplement
Prospectus

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with any information different from what is contained in this prospectus supplement and the accompanying prospectus. If any one provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS SUPPLEMENT
      This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This prospectus supplement provides you with the specific details regarding this offering, including the price, the amount of common stock being offered and the risks of investing in our common stock. The accompanying prospectus provides you with more general information, some of which does not apply to this offering of our common stock. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information described under the heading “Where You Can Find More Information.”

ii

PROSPECTUS SUMMARY
      The following summary highlights information about us and the offering of our common stock contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. It is not complete and may not contain all of the information that may be important to you in making a decision to purchase our common stock. For a more complete understanding of us and our offering of common stock, we urge you to read this prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section of this prospectus supplement and the documents identified in the “Incorporation of Documents by Reference” section of this prospectus supplement and the accompanying prospectus. Throughout this prospectus (unless the context otherwise requires), when we refer to “Psychiatric Solutions,” “us,” “we” or “our,” we are describing Psychiatric Solutions, Inc. together with its subsidiaries and other operations after giving pro forma effect to our acquisition of all of the outstanding capital stock of Ardent Health Services, Inc.
Psychiatric Solutions
      We are the leading provider of inpatient behavioral health care services in the United States. Through our inpatient division, we operate 55 inpatient behavioral health care facilities with approximately 6,400 beds in 27 states. In addition, through our inpatient management contract division, we manage 39 inpatient behavioral health care units for private third parties, including a contract to provide mental health case management services to approximately 4,600 children and adults with serious mental illness in the Nashville, Tennessee area, and 7 inpatient behavioral health care facilities for government agencies. We generated revenue of $827.1 million and $444.5 million, respectively, for the year ended December 31, 2004 and the six months ended June 30, 2005. We believe that our singular focus on the provision of inpatient behavioral health care services allows us to operate more efficiently and provide higher quality care than our competitors. We primarily operate in underserved markets that we believe have limited competition and favorable demographic trends.
      Our inpatient behavioral health care facilities accounted for approximately 92% of our revenue for the six months ended June 30, 2005. These inpatient facilities offer a wide range of inpatient behavioral health care services for children, adolescents and adults. We offer these services through a combination of acute inpatient behavioral facilities and residential treatment centers, or RTCs. Our acute inpatient behavioral facilities provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our RTCs offer longer term treatment programs primarily for children and adolescents with long-standing acute behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient.
      Our inpatient management contract division accounted for approximately 8% of our revenue for the six months ended June 30, 2005. This portion of our business involves development, organization and management of behavioral health care programs within medical/surgical hospitals and the management of inpatient behavioral health care facilities for government agencies, as well as a contract to provide case management services in and around Nashville, Tennessee. We provide our customers with a variety of management options, including (1) clinical and management infrastructure, (2) personnel recruitment, staff orientation and supervision, (3) corporate consultation and (4) performance improvement plans. Our broad range of services can be customized into individual programs that meet specific facility and community requirements. We are dedicated to providing quality programs with integrity, innovation and flexibility.
      Psychiatric Solutions was incorporated in the State of Delaware in 1988. Our principal executive offices are located at 840 Crescent Centre Drive, Suite 460, Franklin, Tennessee 37067. Our telephone number is (615) 312-5700. Our website can be found at www.psysolutions.com. Information contained on our website is not part of this prospectus supplement.

Recent Developments
      On July 1, 2005, pursuant to an Amended and Restated Stock Purchase Agreement dated June 30, 2005 by and among Psychiatric Solutions, Ardent Health Services LLC, a Delaware limited liability company (“Ardent”), and Ardent Health Services, Inc., a Delaware corporation and wholly-owned subsidiary of Ardent (“Ardent Behavioral”), we acquired all of the outstanding capital stock of Ardent Behavioral for $500.0 million in cash and the issuance of 1,362,760 shares of our common stock.
      Ardent Behavioral owns and operates, through its subsidiaries, 20 inpatient behavioral health care facilities, with approximately 1,981 inpatient beds in 11 states as of June 30, 2005. The facilities produced revenues of $294.3 million and $162.0 million for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively. The cash portion of the acquisition price was financed through our new $325.0 million senior secured term loan facility, a $150.0 million senior unsecured term loan and borrowings on our $150.0 million revolving credit facility, which was amended and restated on July 1, 2005. On July 6, 2005, we completed the sale of $220.0 million in aggregate principal amount of 7 3/4% Senior Subordinated Notes due 2015 (the “7 3/4 Notes”), the proceeds of which were used to repay the senior unsecured term loan as well as repurchase $61.3 million of our 10 5/8% Senior Subordinated Notes due June 2013 (the “10 5/8 Notes”).
Our Industry
      An estimated 22% of the U.S. adult population and 10% of U.S. children and adolescents suffer from a diagnosable mental disorder in a given year. Based on the 2002 U.S. census, these figures translate to approximately 50 million Americans. In addition, four of the ten leading causes of disability in the United States are mental disorders.
      The behavioral health care industry is extremely fragmented with only a few large national providers. During the 1990s, the behavioral health care industry experienced a significant contraction following a long period of growth. Between 1990 and 1999, nearly 300 inpatient behavioral health care facilities, accounting for over 40% of available beds, were closed. The reduction was largely driven by third-party payors who decreased reimbursement, implemented more stringent admission criteria and decreased the authorized length of stay. We believe this reduced capacity has resulted in an underserved patient population.
      Reduced capacity, coupled with mental health parity legislation providing for greater access to mental health services and increased demand for our behavioral health care services, has resulted in favorable industry fundamentals. Behavioral health care providers have enjoyed significant improvement in reimbursement rates, increased admissions and stabilized lengths of stay. According to the National Association of Psychiatric Health Systems, payments for the inpatient care of behavioral health and addictive disorders have increased nationwide. Inpatient admissions increased from an average of approximately 2,350 in 2001 to an average of approximately 2,500 in 2002, while the average occupancy rates stabilized at approximately 74% for both 2001 and 2002 after being approximately 69% in 2000. Following a rapid decrease during the early 1990s, inpatient average length of stay stabilized between 9 and 11 days from 1997 to 2003. In 2003, the inpatient average length of stay was 9.8 days. The average inpatient net revenue per day increased from $536 in 2002 to $541 in 2003. The average RTC net revenue per day increased from $288 in 2002 to $312 in 2003 for hospital-based units and from $273 to $319 for freestanding RTC facilities. The average number of admissions for hospital-based RTC units was 191 for 2003. The average number of admissions for freestanding RTC facilities was 197 for 2003. The average occupancy rate for hospital-based RTC units was 73.3% in 2003, with an average length of stay of 174 days in 2003. The average occupancy rate for freestanding RTC facilities was 78.4% in 2003, with an average length of stay of 183 days in 2003.

Our Competitive Strengths
      We believe the following competitive strengths contribute to our strong market share in each of our markets and will enable us to continue to successfully grow our business and increase our profitability:

•	Singular focus on inpatient behavioral health care — We focus exclusively on the provision of inpatient behavioral health care services. We believe this allows us to operate more efficiently and provide higher quality care than our competitors. In addition, we believe our focus and reputation have helped us to develop important relationships and extensive referral networks within our markets and to attract and retain qualified behavioral health care professionals.

•	Strong and sustainable market position — Our inpatient facilities have an established presence in each of our markets, and we believe that the majority of our owned and leased inpatient facilities have the leading market share in their respective service areas. Our relationships and referral networks would be difficult, time- consuming and expensive for new competitors to replicate. In addition, many of the states in which we operate require a certificate of need to open a behavioral health care facility, which may be difficult to obtain and may further preclude new market participants.

•	Demonstrated ability to identify and integrate acquisitions — We attribute part of our success in integrating acquired inpatient facilities to our rigorous due diligence review of these facilities prior to completing the acquisitions as well as our ability to retain key employees at the acquired facilities. We employ a disciplined acquisition strategy that is based on defined criteria including quality of service, return on invested capital and strategic benefits. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, retaining and recruiting psychiatrists and expanding the breadth of services offered by the facilities.

•	Diversified payor mix and revenue base — As we have grown our business, we have focused on diversifying our sources of revenue. For the six months ended June 30, 2005, we received 35% of our revenue from Medicaid, 12% from Medicare, 19% from HMO/ PPO payors, 8% from various management contracts and 26% from other payors. As we receive Medicaid payments from more than 35 states, we do not believe that we are significantly affected by changes in reimbursement policies in any one state. Substantially all of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. For the six months ended June 30, 2005, no single inpatient facility represented more than 6% of our revenue.

•	Experienced management team — Our senior management team has an average of over 20 years of experience in the health care industry. Joey A. Jacobs, our Chairman, President and Chief Executive Officer, has over 29 years of experience in various capacities in the health care industry. Jack R. Salberg, our Chief Operating Officer, has more than 30 years of operational experience in both the profit and non-profit health care sectors. Our senior management operates as a cohesive, complementary group and has extensive operating knowledge of our industry and understanding of the regulatory environment in which we operate. Our senior managers employ conservative fiscal policies and have a successful track record in both operating our core business and integrating acquired assets.

•	Consistent free cash flow and minimal maintenance capital requirements — We generate consistent free cash flow by profitably operating our business, actively managing our working capital and having low maintenance capital expenditure requirements. As the behavioral health care business does not require the procurement and replacement of expensive medical equipment, our maintenance capital expenditure requirements are less than that of other facility-based health care providers. Historically, our maintenance capital expenditures have amounted to less than 2% of our revenue. In addition, our accounts receivable management is less complex than medical/surgical hospital providers because there are fewer billing codes for inpatient behavioral health care facilities.

Our Growth Strategy
      We have experienced significant growth in our operations as measured by the number of our facilities, admissions, patient days, revenue and net income. We intend to continue to successfully grow our business and increase our profitability by improving the performance of our inpatient facilities and through strategic acquisitions. The principal elements of our growth strategy are to:

•	Continue to Drive Same-Facility Growth — Psychiatric Solutions, without giving pro forma effect to the acquisition of Ardent Behavioral, increased its same-facility revenue by approximately 8.0% and 9.5% for the six months and three months ended June 30, 2005, respectively, as compared to its revenue for the six months and three months ended June 30, 2004. Same-facility revenue refers to the comparison of the inpatient facilities we owned during 2005 with the comparable period in 2004. We intend to continue to increase our same-facility growth by increasing our admissions and patient days and obtaining annual reimbursement rate increases. We plan to accomplish these goals by:

•	building and expanding relationships that enhance our presence in local and regional markets;

•	developing formal marketing initiatives and expanding referral networks;

•	continuing to provide high quality service; and

•	expanding our services and developing new services to take advantage of increased demand in select markets where we operate.

•	Grow Through Strategic Acquisitions — Our industry is highly fragmented and we plan to selectively pursue the acquisition of additional inpatient behavioral health care facilities. There are approximately 500 freestanding acute and residential treatment facilities in the United States and the top two providers operate approximately 20% of these facilities. We believe there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions that are in various stages of development and consideration. We believe our focus on inpatient behavioral health care provides us with a strategic advantage when assessing a potential acquisition. We employ a disciplined acquisition strategy that is based on defined criteria, including quality of service, return on invested capital and strategic benefits.

•	Enhance Operating Efficiencies — Our management team has extensive experience in the operation of multi-facility health care services companies. We intend to focus on improving our profitability by optimizing staffing ratios, controlling contract labor costs and reducing supply costs through group purchasing. We believe that our focus on efficient operations increases our profitability and will attract qualified behavioral health care professionals and patients.

The Offering

Common stock offered by us	3,500,000 shares

Common stock to be outstanding after the offering	25,452,532 shares(l)

Use of proceeds	We intend to use the net proceeds from this offering to repay all borrowings under our revolving credit facility and the remainder for the acquisition of new inpatient facilities, the repayment of indebtedness under our $325.0 million senior secured term loan and for general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	“PSYS”

Risk Factors	For a discussion of certain risks that should be considered in connection with an investment in our common stock, see “Risk Factors.”

(1)	Based on 21,952,532 shares of common stock outstanding on August 30, 2005. Unless otherwise indicated, information contained in this prospectus supplement regarding the number of shares of common stock outstanding after this offering does not include the following:

•	525,000 shares issuable by us upon exercise of the underwriters’ overallotment option; and

•	4,275,845 shares reserved for issuance under our Amended and Restated Psychiatric Solutions, Inc. Equity Incentive Plan and our Amended and Restated Psychiatric Solutions, Inc. Outside Directors’ Non-Qualified Stock Option Plan, of which options to purchase 2,532,950 shares at a weighted average exercise price of $24.21 per share have been issued and are outstanding.

For a more complete description of our common stock, see “Description of Common Stock” in the accompanying prospectus.

Summary Unaudited Pro Forma Condensed Combined Financial and Operating Data
      The following table sets forth a summary of unaudited pro forma condensed combined financial and operating data for Psychiatric Solutions, Inc., giving effect to the acquisitions of Ardent Behavioral, Heartland Healthcare (“Heartland”), Brentwood Behavioral Health (“Brentwood”) and other nonsignificant acquisitions during the fiscal year ended December 31, 2004 and the Financing Transactions (as defined below) as if they had occurred on the dates indicated and after giving effect to certain pro forma adjustments described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The following summary of unaudited pro forma condensed combined financial data does not reflect this offering of common stock or the use of proceeds from this offering. The pro forma condensed combined balance sheet data as of June 30, 2005 has been derived from Psychiatric Solutions’ and Ardent Behavioral’s historical balance sheets, adjusted to give effect to these acquisitions and the Financing Transactions as if they occurred on June 30, 2005. For the purposes of this prospectus supplement, “Financing Transactions” shall refer to the amendment and restatement of our revolving credit facility, our new $325.0 million senior secured term loan, the sale of $220.0 million of our 7 3/4% Notes and the repurchase of approximately $61.3 million of our 10 5/8% Notes.
      The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the notes to the “Unaudited Pro Forma Condensed Combined Financial and Operating Data” included elsewhere in this prospectus supplement, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments are preliminary and revisions to the preliminary purchase price allocations and financing of the transactions may have a significant impact on the pro forma adjustments. A final valuation of net assets acquired associated with the Ardent Behavioral acquisition cannot be made prior to the completion of this offering. A final determination of these fair values will be conducted by Psychiatric Solutions’ independent valuation specialists. The consideration of this valuation will most likely result in a change in the value assigned to the fixed and intangible assets acquired from Ardent Behavioral.
      The unaudited pro forma condensed combined financial and operating data is for comparative purposes only and does not purport to represent what our financial position or results of operations would actually have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period. The unaudited pro forma condensed combined financial and operating data are only a summary and should be read in conjunction with the “Selected Consolidated Financial and Operating Data — Psychiatric Solutions,” “Selected Consolidated Financial and Operating Data — Ardent Behavioral,” and the “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement and the combined financial statements and the notes thereto of Ardent Behavioral and Psychiatric Solutions incorporated by reference in this prospectus supplement.

			Twelve
		Six Months	Months
	Year Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2004	2005	2005

	(Dollars in thousands, except
	ratios and operating data)
Income Statement Data:
Revenue	$827,096	$444,549	$859,235
Expenses:
Salaries, wages and employee benefits	456,150	242,919	474,084
Other operating expenses(1)	239,543	121,613	240,718
Provision for doubtful accounts	20,214	9,572	19,808
Depreciation and amortization	15,512	8,266	16,168
Interest expense	53,138	23,513	49,430
Other expenses(2)	6,407	6,990	6,990

Total expenses	790,964	412,873	807,198

			Twelve
		Six Months	Months
	Year Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2004	2005	2005

	(Dollars in thousands, except
	ratios and operating data)
Income from continuing operations before income taxes	36,132	31,676	52,037
Provision for income taxes	13,730	12,354	19,774

Income from continuing operations	$22,402	$19,322	$32,263

Balance Sheet Data (End of Period):
Cash and cash equivalents			$7,922
Working capital			71,109
Property and equipment, net			374,104
Total assets			1,120,325
Total debt			672,609
Stockholders’ equity			310,141
Other Financial Data:
Capital expenditures	$27,673	$12,248	$29,056
Operating Data:
Number of facilities:
Owned	47	47	47
Leased	7	7	7
Number of beds	6,330	6,348	6,348
Admissions	86,646	49,429	95,333
Patient days	1,510,909	842,491	1,648,059
Average length of stay	17	17	17

(1)	Other operating expenses include other professional fees, rentals and leases expense and other operating expenses. Rent expense was $13,366, $6,463 and $13,146 for the year ended December 31, 2004, the six months ended June 30, 2005, and the twelve months ended June 30, 2005, respectively.

(2)	Other expenses include: (a) for the year ended December 31, 2004, a loss of $6,407 on refinancing long-term debt and (b) for the six months ended June 30, 2005 and the twelve months ended June 30, 2005, a loss of $6,990 on refinancing of long-term debt.

Summary Historical Financial and Operating Data
Psychiatric Solutions
      The following table sets forth summary historical financial and operating data of Psychiatric Solutions for, or as of the end of, each of the years ended December 31, 2002, 2003 and 2004 and each of the six months ended June 30, 2004 and 2005. The summary historical financial data as of and for each of the years ended December 31, 2002, 2003 and 2004 were derived from the audited consolidated financial statements of Psychiatric Solutions incorporated by reference in this prospectus supplement. The summary historical financial data as of and for the six months ended June 30, 2004 and 2005 were derived from the unaudited condensed consolidated financial statements of Psychiatric Solutions incorporated by reference in this prospectus supplement. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005. You should read this table in conjunction with Psychiatric Solutions’ consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement.

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(Dollars in thousands, except operating data)
Income Statement Data:
Revenue	$113,912	$284,946	$487,190	$220,366	$282,598
Costs and expenses:
Salaries, wages and employee benefits(1)	62,326	147,069	265,678	119,109	154,084
Other operating expenses(2)	35,716	96,735	147,947	68,062	83,647
Provision for bad debts	3,681	6,315	10,874	4,663	5,344
Depreciation and amortization	1,770	5,734	9,868	4,468	5,960
Interest expense	5,564	14,781	18,964	8,971	6,844
Other expenses(3)	178	5,271	6,407	6,407	6,990

Total costs and expenses	109,235	275,905	459,738	211,680	262,869

Income from continuing operations before income taxes	$4,677	$9,041	$27,452	$8,686	$19,729

Net income	$5,684	$5,216	$16,801	$5,071	$12,035

Balance Sheet Data (End of Period):
Cash and cash equivalents	$2,392	$44,954	$33,255	$12,170	$7,593
Working capital	2,369	67,153	39,890	44,267	39,984
Property and equipment, net	33,547	149,589	218,231	191,047	222,656
Total assets	90,138	347,658	497,846	442,136	486,014
Total debt	43,822	175,003	174,336	249,591	143,909
Series A convertible preferred stock	—	25,316	—	12,619	—
Total stockholders’ equity	30,549	91,328	244,515	110,340	257,448
Other Financial Data:
Capital expenditures	$1,470	$5,755	$17,216	$6,874	$10,029
Net cash provided by continuing operating activities	8,922	18,328	39,857	17,982	27,021

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(Dollars in thousands, except operating data)
Operating Data:
Number of facilities	5	24	34	34	34
Owned	5	20	27	25	27
Leased	—	4	7	9	7
Number of licensed beds	699	3,128	4,337	4,173	4,367
Admissions	14,737	26,278	49,484	22,048	29,536
Patient days	145,575	525,055	996,840	452,659	566,300
Average length of stay	10	20	20	21	19

(1)	Salaries, wages and employee benefits expense includes for the year ended December 31, 2002, expense of $118 for options granted in 2002 with exercise prices below market value.

(2)	Other operating expenses include professional fees, rentals and leases expense and other operating expenses. Rent expense was $870, $4,043, $9,019, $3,876 and $4,801 for each of the years ended December 31, 2002, 2003 and 2004, and the six months ended June 30, 2004 and 2005, respectively.

(3)	Other expenses include: (a) for the year ended December 31, 2002, expense of $92 for additional reserves on stockholder notes and a loss of $86 from the retirement of debt; (b) for the year ended December 31, 2003, a loss of $4,856 on refinancing long-term debt, expense of $960 to revalue put warrants and income of $545 to release reserves on stockholder notes; (c) for the six months ended June 30, 2004 and the year ended December 31, 2004, a loss of $6,407 on refinancing long-term debt; and (d) for the six months ended June 30, 2005, a loss of $6,990 on refinancing of long-term debt.

Ardent Behavioral
      The following table sets forth summary historical financial and operating data of Ardent Behavioral for, or as of the end of, each of the years ended December 31, 2002, 2003 and 2004 and each of the six months ended June 30, 2004 and 2005. The summary historical financial data as of and for each of the years ended December 31, 2002, 2003 and 2004 were derived from the audited combined financial statements of Ardent Behavioral incorporated by reference in this prospectus supplement. The summary historical financial data as of and for the six months ended June 30, 2004 and 2005 were derived from the unaudited condensed combined financial statements of Ardent Behavioral incorporated by reference in this prospectus. These unaudited condensed combined financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005. You should read this table in conjunction with the combined financial statements of Ardent Behavioral incorporated by reference in this prospectus supplement.

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

	(Dollars in thousands, except operating data)
Income Statement Data:
Revenue	$241,909	$267,568	$294,282	$146,420	$161,951
Costs and expenses
Salaries and benefits	134,340	148,392	167,926	82,999	88,570
Other operating expenses(1)	65,646	68,469	74,606	36,631	37,013
Provision for doubtful accounts	5,990	6,227	7,245	3,220	4,228
Depreciation and amortization	2,203	2,501	3,664	1,225	2,414
Interest, net	8,481	4,940	2,854	2,514	(2,172)
Other expenses(2)	17,243	11,637	16,483	8,886	5,696

Total expenses	233,903	242,166	272,778	135,475	135,749

Income from continuing operations before income taxes	$8,006	$25,402	$21,504	$10,945	$26,202

Net income	$7,814	$18,266	$15,739	$9,254	$16,517

Balance Sheet Data (End of Period):
Cash and cash equivalents	—	$1,822	$2,671	—	$1,729
Working capital	—	29,407	31,900	—	35,775
Property and equipment, net	—	76,562	83,355	—	83,160
Total assets	—	210,814	234,291	—	252,393
Total debt	—	—	—	—	—
Total equity	—	171,216	191,071	—	207,588
Other Financial Data:
Capital expenditures	$6,425	$8,528	$10,457	$3,991	$2,219
Net cash provided by continuing operating activities	13,737	22,050	18,065	9,455	15,375

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

	(Dollars in thousands, except operating data)
Operating Data:
Number of facilities	19	20	20	20	20
Owned	19	20	20	20	20
Leased	—	—	—	—	—
Number of licensed beds	1,840	1,986	1,993	1,993	1,981
Admissions	31,456	33,474	37,162	18,694	19,893
Patient days	455,828	481,317	514,069	252,682	276,191
Average length of stay	14	14	14	14	14

(1)	Other operating expenses include professional fees, supplies expense, rent expense and other operating expenses. Rent expense was $3,229, $3,502, $3,564, $1,781 and $1,600 for each of the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, respectively.

(2)	Other expenses include: (a) for the year ended December 31, 2002, impairment of long-lived assets and restructuring costs of $78; (b) for the years ended December 31, 2002 and 2003, a gain on divestitures of $1,208 and $618, respectively; (c) for the six months ended June 30, 2004 and 2005 and the years ended December 31, 2002, 2003 and 2004, management fees paid to Ardent of $8,886, $5,696, $18,373, $12,255 and $16,483, respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Certain information included or incorporated by reference in this prospectus supplement may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “plan,” “estimate,” “project,” “continue,” “should” and other comparable terms. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of risks and uncertainties, including those set forth below, which could significantly affect our current plans and expectations and future financial condition and results.
      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Stockholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this prospectus supplement and the accompanying prospectus.
      While it is not possible to identify all these factors, we continue to face many risks and uncertainties that could cause actual results to differ from those forward-looking statements, including:

•	potential competition that alters or impedes our acquisition strategy by decreasing our ability to acquire additional inpatient facilities on favorable terms;

•	our ability to integrate and improve the operations of acquired inpatient facilities, including the inpatient facilities acquired from Ardent;

•	our ability to maintain favorable and continuing relationships with physicians who use our inpatient facilities;

•	our ability to receive timely additional financing on terms acceptable to us to fund our acquisition strategy and capital expenditure needs;

•	risks inherent to the health care industry, including the impact of unforeseen changes in regulation, reimbursement rates from federal and state health care programs or managed care companies and exposure to claims and legal actions by patients and others;

•	our ability to retain key employees who are instrumental to our successful operations;

•	fluctuations in the market value of our common stock;

•	our ability to ensure confidential information is not inappropriately disclosed and that we are in compliance with federal and state health information privacy standards;

•	our ability to comply with federal and state governmental regulation covering health care-related products and services on-line, including the regulation of medical devices and the practice of medicine and pharmacology;

•	our ability to obtain adequate levels of general and professional liability insurance; and

•	those risks and uncertainties described from time to time in our filings with the SEC.
In addition, future trends for pricing, margins, revenues and profitability remain difficult to predict in the industries that we serve.
      We caution you that the factors listed above, as well as the risk factors included or incorporated by reference in this prospectus supplement may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict such new risk factors, nor can we assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those expressed or implied by any forward-looking statements.

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should consider carefully each of the following risks and all other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to purchase shares of our common stock. If any of the events described below actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose all or part of your investment.
Risks Related to Us and Our Business

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.
      The health care industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	billing for services;

•	relationships with physicians and other referral sources;

•	adequacy of medical care;

•	quality of medical equipment and services;

•	qualifications of medical and support personnel;

•	confidentiality, maintenance and security issues associated with health-related information and medical records;

•	licensure;

•	hospital rate or budget review;

•	operating policies and procedures; and

•	addition of facilities and services.
      Among these laws are the anti-kickback provision of the Social Security Act (the “Anti-kickback Statute”) and a provision of the Social Security Act commonly known as the Stark Law. These laws impact the relationships that we may have with physicians and other referral sources. The Office of Inspector General (the “OIG”) of the Department of Health and Human Services (“HHS”) has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the Anti-kickback Statute. Our current financial relationships with physicians and other referral sources may not qualify for safe harbor protection under the Anti-kickback Statute. Failure to meet a safe harbor does not mean that the arrangement automatically violates the Anti-kickback Statute, but may subject the arrangement to greater scrutiny. Further, we cannot guarantee that practices that are outside of a safe harbor will not be found to violate the Anti-kickback Statute.
      In order to comply with the Stark Law, our financial relationships with physicians and their immediate family members must meet an exception. We have historically structured our financial arrangements with physicians to comply with the statutory exceptions included in the Stark Law and subsequent regulations. However, future Stark Law regulations may interpret provisions of this law in a manner different from the manner in which we have interpreted them. We cannot predict the effect such future regulations will have on us.
      If we fail to comply with the Anti-kickback Statute, the Stark Law or other applicable laws and regulations, we could be subjected to criminal penalties, civil penalties (including the loss of our licenses to operate one or more inpatient facilities), and exclusion of one or more of our inpatient facilities from participation in the Medicare, Medicaid and other federal and state health care programs. In addition, if we do not operate our inpatient facilities in accordance with applicable law, our inpatient facilities may lose their licenses or the ability to participate in third party reimbursement programs.
      Because many of these laws and regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our inpatient facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial condition, results of operations or prospects and our business reputation could suffer significantly. In addition, we are unable to predict whether other legislation or regulations at the federal or state level will be adopted.

We may be required to spend substantial amounts to comply with legislative and regulatory initiative relating to privacy and security of patient health information and standards for electronic transactions.
      There are currently numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy and security concerns. In particular, federal regulations issued under the Health Insurance Portability Accountability Act of 1996 (“HIPAA”) require our facilities to comply with standards to protect the privacy, security and integrity of health care information. These regulations have imposed extensive new administrative requirements, new technical and physical information security requirements, restrictions on the use and disclosure of individually identifiable patient health and related financial information and have provided patients with new rights with respect to their health information. Compliance with these regulations requires substantial expenditures, which could negatively impact our financial results. In addition, our management has spent, and may spend in the future, substantial time and effort on compliance measures.
      HIPAA also mandates the use of standard formats for electronic transactions and establishing standard unique health identifiers. All health care providers, including our inpatient facilities, will be required to obtain a new National Provider Identifier (“NPI”) to be used in standard transactions instead of other numerical identifiers beginning no later than May 23, 2007. We cannot predict whether our inpatient facilities will experience payment delays during the transition to the new identifier.
      Violations of the privacy and security regulations could subject our inpatient facilities to civil penalties of up to $25,000 per calendar year for each provision contained in the privacy and security regulations that is violated and criminal penalties of up to $250,000 per violation for certain other violations. Because there is no significant history of enforcement efforts by the federal government at this time, it is not possible to ascertain the likelihood of enforcement efforts in connection with these regulations or the potential for fines and penalties that may result from the violation of the regulations.

Other companies within the health care industry continue to be the subject of federal and state investigations, which increases the risk that we may become subject to investigations in the future.
      Both federal and state government agencies as well as private payors have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care organizations. These investigations relate to a wide variety of topics, including:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources;

•	medical necessity of services provided; and

•	treatment of indigent patients, including emergency medical screening and treatment requirements.

      The OIG and the U.S. Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, health care providers are subject to civil and criminal false claims laws, including the federal False Claims Act, which allows private parties to bring whistleblower lawsuits against private companies doing business with or receiving reimbursement under federal health care programs. Some states have adopted similar state whistleblower and false claims provisions. Publicity associated with the substantial amounts paid by other health care providers to settle these lawsuits may encourage our current and former employees and other health care providers to bring whistleblower lawsuits. Any investigations of us or our executives or managers could result in significant liabilities or penalties as well as adverse publicity.

As a provider of health care services, we are subject to claims and legal actions by patients and others.
      We are subject to medical malpractice and other lawsuits due to the nature of the services we provide. Facilities acquired by us may have unknown or contingent liabilities, including liabilities related to patient care and liabilities for failure to comply with health care laws and regulations, which could result in large claims and significant defense costs. Although we generally seek indemnification covering these matters from prior owners of facilities we acquire, material liabilities for past activities of acquired facilities may exist and such prior owners may not be able to satisfy their indemnification obligations. We are also susceptible to being named in claims brought related to patient care and other matters at inpatient facilities owned by third parties and operated by us.
      To protect ourselves from the cost of these claims, professional malpractice liability insurance and general liability insurance coverage is maintained in amounts and with deductibles common in the industry. We have professional and general liability insurance in umbrella form for claims in excess of $2 million with an insured limit of $35 million for all of our inpatient facilities. The self-insured reserves for professional and general liability risks are calculated based on historical claims, demographic factors, industry trends, severity factors and other actuarial assumptions calculated by an independent third party actuary. This self-insured reserve is discounted to its present value using a 5% discount rate. This estimated accrual for professional and general liabilities could be significantly affected should current and future occurrences differ from historical claim trends and expectations. We have established a captive insurance company to manage the self-insured retention. There are no assurances that our insurance will cover all claims (e.g., claims for punitive damages) or that claims in excess of our insurance coverage will not arise. A successful lawsuit against us that is not covered by, or is in excess of, our insurance coverage may have a material adverse effect on our business, financial condition and results of operations. This insurance coverage may not continue to be available at a reasonable cost, especially given the significant increase in insurance premiums generally experienced in the health care industry.

If federal or state health care programs or managed care companies reduce reimbursement rates for services provided, revenues may decline.
      A large portion of our revenue comes from the Medicare and Medicaid programs. Under Medicare and certain Medicaid programs, hospital companies currently are required to file, on a timely basis, cost reports. Such cost reports are subject to amending, reopening and appeal rights, which could materially affect historical costs recognized and reimbursement received from such payors.
      In recent years, federal and state governments have made significant changes in these programs. On November 3, 2004, the Centers for Medicare and Medicaid Services (“CMS”) announced final regulations adopting a prospective payment system for services provided by inpatient behavioral health care facilities. Inpatient behavioral health care facilities historically have been reimbursed based on reasonable cost, subject to a discharge ceiling. For cost reporting periods after January 1, 2005, CMS has begun to phase in over a three-year period a prospective payment system that will pay inpatient behavioral health care facilities a per diem base rate. During the three-year phase-in period, CMS has agreed to a stop loss provision that will guarantee that a provider will receive at least 70% of the amount it would have been paid under the cost-based reimbursement system.

      The per diem base rate will be adjusted by factors that influence the cost of an individual patient’s care, such as each patient’s diagnosis related group, certain other medical and psychiatric comorbidities (i.e., other coexisting conditions that may complicate treatment) and age. The per diem amounts are calculated in part based on national averages, but will be adjusted for specific facility characteristics that increase the cost of patient care. The base rate per diem is intended to compensate a facility for costs incurred to treat a patient with a particular diagnosis, including nearly all labor and non-labor costs of furnishing covered inpatient behavioral health care services as well as routine, ancillary and capital costs. Payment rates for individual inpatient facilities will be adjusted to reflect geographic differences in wages and will allow additional outlier payments for expenses associated with extraordinary cases. Additionally, rural providers will receive an increased payment adjustment. Medicare will pay this per diem amount, as adjusted, regardless of whether it is more or less than a hospital’s actual costs. The per diem will not, however, include the costs of bad debt and certain other costs that are paid separately.
      Future federal and state legislation may reduce the payments we receive for our services.
      Insurance and managed care companies and other third parties from whom we receive payment are increasingly attempting to control health care costs by requiring that facilities discount their fees in exchange for exclusive or preferred participation in their benefit plans. This trend may continue and may reduce the payments received by us for our services.

If competition decreases our ability to acquire additional inpatient facilities on favorable terms, we may be unable to execute our acquisition strategy.
      Competition among hospitals and other health care providers in the United States has intensified in recent years due to cost containment pressures, changing technology, changes in government regulation and reimbursement, changes in practice patterns (such as shifting from inpatient to outpatient treatments), the impact of managed care organizations and other factors. An important part of our business strategy is to acquire inpatient facilities in growing markets. Some inpatient facilities and health care providers that compete with us have greater financial resources and a larger, more experienced development staff focused on identifying and completing acquisitions. In addition, some competitors are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions and can finance capital expenditures on a tax-exempt basis. Any or all of these factors may impede our business strategy.

Our substantial indebtedness could adversely affect our financial condition.
      As of June 30, 2005, our total consolidated indebtedness, after giving pro forma effect to the Financing Transactions, was approximately $672.6 million.
      Our indebtedness could have important consequences to you, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	restricting our ability to sell assets, including capital stock of our restricted subsidiaries, merge or consolidate with other entities and engage in transactions with our affiliates;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the health care industry;

•	restricting our ability or the ability of our restricted subsidiaries to pay dividends or make other payments; and

•	placing us at a competitive disadvantage to our competitors that have less indebtedness.
We and our subsidiaries may be able to incur additional indebtedness in the future, including secured indebtedness. If new indebtedness is added to our and our subsidiaries’ current indebtedness levels, the related risks that we and they now face could intensify. In addition, our amended and restated credit facility requires us to maintain specified financial ratios and tests that may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet those financial ratios and tests. We cannot assure you that we will meet those ratios and tests or that the lenders will waive any failure to meet those ratios and tests. A breach of any of these covenants would result in a default under our amended and restated credit facility and any resulting acceleration thereunder may result in a default under the indentures governing our 7 3/4% Notes and 10 5/8% Notes. If an event of default under our amended and restated credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

Additional financing may be necessary to fund our acquisition strategy and capital expenditures, and such financing may not be available when needed.
      Our acquisition program requires substantial capital resources. Likewise, the operation of existing inpatient facilities requires ongoing capital expenditures for renovation, expansion and the upgrade of equipment and technology.
      In connection with our acquisition of the capital stock of Ardent Behavioral, we incurred significant additional indebtedness to finance the $500 million cash portion of the purchase price. This may adversely impact our ability to obtain additional financing for future acquisitions and/or capital expenditures on satisfactory terms. In addition, the terms of our outstanding indebtedness as well as our level of indebtedness at any time may restrict our ability to borrow additional funds. If we are not able to obtain additional financing, then we may not be in a position to consummate acquisitions or undertake capital expenditures.

Recently acquired businesses and businesses acquired in the future will expose us to increased operating risks.
      We acquired 19 inpatient facilities in 2003 and acquired 10 inpatient facilities in 2004. In addition, we acquired all of the capital stock of Ardent Behavioral on July 1, 2005 and acquired one additional inpatient facility on August 1, 2005. Ardent Behavioral owns and operates, through its subsidiaries, 20 inpatient behavioral health care facilities.
      This expansion exposes us to additional business and operating risk and uncertainties, including:

•	our ability to effectively manage the expanded activities;

•	our ability to realize our investment in the increased number of inpatient facilities;

•	our exposure to unknown liabilities; and

•	our ability to meet contractual obligations.
      If we are unable to manage this expansion efficiently or effectively, or are unable to attract and retain additional qualified management personnel to run the expanded operations, it could have a material adverse effect on our business, financial condition and results of operations.

If we fail to integrate or improve, where necessary, the operations of acquired inpatient facilities, we may be unable to achieve our growth strategy.
      We may be unable to maintain or increase the profitability of, or operating cash flows at, any existing hospital or other acquired inpatient facility, effectively integrate the operations of any acquisitions or otherwise achieve the intended benefit of our growth strategy. To the extent that we are unable to enroll in third party payor plans in a timely manner following an acquisition, we may experience a decrease in cash flow or profitability.
      Hospital acquisitions generally require a longer period to complete than acquisitions in many other industries and are subject to additional regulatory uncertainty. Many states have adopted legislation regarding the sale or other disposition of facilities operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the non-profit seller. In addition, the acquisition of facilities in certain states requires advance regulatory approval under “certificate of need” or state licensure regulatory regimes. These state-level procedures could seriously delay or even prevent us from acquiring inpatient facilities, even after significant transaction costs have been incurred.

We depend on our relationships with physicians and other health care professionals who use our inpatient facilities.
      Our business depends upon the efforts and success of the physicians and other health care professionals who provide health care services at our inpatient facilities and the strength of the relationships with these physicians and other health care professionals.
      Our business could be adversely affected if a significant number of physicians or a group of physicians:

•	terminate their relationship with, or reduce their use of, our inpatient facilities;

•	fail to maintain acceptable quality of care or to otherwise adhere to professional standards;

•	suffer damage to their reputation; or

•	exit the market entirely.

We depend on our key management personnel.
      We are highly dependent on our senior management team, which has many years of experience addressing the broad range of concerns and issues relevant to our business. Our senior management team includes talented managers of our divisions, who have a wealth of experience in all aspects of health care. We have entered into employment agreements with Joey A. Jacobs, Chief Executive Officer, and Jack Salberg, Chief Operating Officer, each of which include non-competition and non-solicitation provisions. Key man life insurance policies are not maintained on any member of senior management other than Mr. Jacobs. The loss of key management or the inability to attract, retain and motivate sufficient numbers of qualified management personnel could have a material adverse effect on us.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
      Each year we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our annual testing we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

Risks Related to the Offering

The price of our common stock may be volatile and this may adversely affect our stockholders.
      Following this offering, the price at which our common stock will trade may be volatile. The public offering price may not be indicative of the price at which our common stock will trade in the future. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock after this offering may be influenced by many factors, including:

•	our operating and financial performance;

•	the depth and liquidity of the market for our common stock;

•	future sales of common stock or the perception that sales could occur;

•	investor perception of our business and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in health care laws or regulations or enforcement of these laws and regulations or announcements relating to these matters;

•	changes in market conditions in the mental health or behavioral health care industries;

•	timing of acquisitions;

•	ratings by equity analysts and rating agencies; and

•	general economic and stock market conditions.
      In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management’s attention and resources from the operation of our business.

Future sales of our common stock may adversely affect our stock price.
      Sales of a substantial number of our shares of common stock in the public market following this offering, or the perception that these sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradeable, other than those shares sold to our affiliates. We can make no prediction as to the effect, if any, that future sales of common stock, or the availability of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

Our quarterly operating results have varied in the past and may vary in the future and such variations may adversely affect our stock price.
      If our quarterly net revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially and prevent investors from reselling their shares of our common stock at or above the offering price. Operating results vary depending on a number of factors, many of which are outside our control, including:

•	demand for our services;

•	introduction of new competitors;

•	the loss of key personnel;

•	wage and cost pressures;

•	timing and rates of reimbursement;

•	same-facility results;

•	timing of acquisitions;

•	costs related to acquisitions of technologies or businesses; and

•	general economic factors.

As we do not anticipate paying cash dividends in the future, you should not expect any return on your investment except through appreciation, if any, in the value of our common stock.
      You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay dividends on our common stock in the foreseeable future. Thus, if you are to receive any return on your investment in our common stock, it will likely have to come from the appreciation, if any, in the value of our common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Provisions in our certificate of incorporation and bylaws, as well as Delaware law, may hinder a change of control.
      Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of the Delaware General Corporation Law, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

•	classification of the board of directors into three classes;

•	our board’s authorization to issue shares of preferred stock, on terms the board determines in its discretion, without stockholder approval; and

•	provisions of Delaware law that restrict many business combinations.
      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired such status unless appropriate board or stockholder approvals are obtained.

USE OF PROCEEDS
      We estimate that the gross proceeds from the sale of the shares of our common stock in this offering will be approximately $168.0 million (or approximately $193.2 million if the underwriters’ overallotment option is exercised in full) and our net proceeds from this offering, after deducting the underwriting discounts and estimated offering expenses payable by us, will be approximately $159.9 million (or approximately $183.9 million if the underwriters’ overallotment option is exercised in full).
      We intend to use the net proceeds from shares sold by us in the offering to repay all borrowings under our revolving credit facility and the remainder for the acquisition of new inpatient facilities, the repayment of indebtedness under our $325.0 million senior secured term loan and for general corporate purposes. As of August 31, 2005, the outstanding balance under our revolving credit facility was $55.0 million, and the weighted average interest rate was 6.0%. Our senior secured term loan matures in July 2012 and has a current interest rate of 5.7%. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC are lenders under our senior credit facility. We borrowed $325.0 million pursuant to our senior secured term loan and $45.0 million under our revolving credit facility in order to fund a portion of the cash purchase price for the acquisition of Ardent Behavioral. The remaining balance of the indebtedness under our revolving credit facility was incurred to redeem a portion of our 10 5/8% Notes in January 2005. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest bearing, investment-grade marketable securities or money market obligations.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY
      Our common stock has traded on the Nasdaq National Market under the symbol “PSYS” since August 6, 2002. Prior to August 6, 2002, our common stock was traded on the Nasdaq National Market under the symbol “PMRP.”
      The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share as reported on the Nasdaq National Market for our common stock.

	High	Low

2003
First Quarter	$8.50	$4.47
Second Quarter	$10.17	$7.95
Third Quarter	$14.51	$9.53
Fourth Quarter	$20.95	$12.26
2004
First Quarter	$23.10	$17.64
Second Quarter	$27.95	$17.97
Third Quarter	$29.04	$21.24
Fourth Quarter	$37.34	$22.33
2005
First Quarter	$46.10	$34.50
Second Quarter	$49.07	$36.01
Third Quarter (through September 1, 2005)	$50.47	$44.91
      At the close of business on September 1, 2005, there were approximately 139 holders of record of our common stock.
      We currently intend to retain future earnings for use in the expansion and operation of our business. Our Second Amended and Restated Credit Agreement prohibits us from paying dividends on our common stock. Also, the indentures governing our 7 3/4% Notes and 10 5/8% Notes provide certain financial conditions that must be met in order for us to pay dividends. Subject to the terms of applicable contracts, the payment of any future cash dividends will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

CAPITALIZATION
      The following table sets forth the cash and cash equivalents and our consolidated capitalization as of June 30, 2005. You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement.

	As of June 30, 2005

	Actual	Pro Forma(1)	As Adjusted(2)

	(Unaudited)
	(Dollars in thousands)
Cash and cash equivalents	$7,593	$7,922	$102,792

Debt:
Amended and restated credit facility due 2009(3)	$20,000	$65,000	$—
Senior secured term facility due 2012	—	325,000	325,000
Mortgage loans due 2037 and 2038(4)	23,496	23,496	23,496
Capital lease obligations	269	269	269
10 5/8% senior subordinated notes	100,000	38,700	38,700
7 3/4% senior subordinated notes	—	220,000	220,000
Subordinated seller notes with varying maturities	144	144	144

Total debt	$143,909	$672,609	$607,609
Total stockholders’ equity	257,448	310,141	470,011

Total capitalization	$401,357	$982,750	$1,077,620

(1)	This column gives effect to the acquisition of Ardent Behavioral and the Financing Transactions.

(2)	This column reflects our capitalization as of June 30, 2005 as adjusted for this offering of common stock.

(3)	Our amended and restated credit facility is comprised of a $150.0 million senior secured revolver, $85.0 million of which remained undrawn at June 30, 2005.

(4)	The mortgage loans insured by the U.S. Department of Housing and Urban Development (“HUD”) are secured by real estate located at Holly Hill Hospital in Raleigh, North Carolina, West Oaks Hospital in Houston, Texas and Riveredge Hospital near Chicago, Illinois. Interest accrues on the Holly Hill, the West Oaks and the Riveredge HUD loans at 5.95%, 5.85% and 5.65% and principal and interest are payable in 420 monthly installments through December 2037, September 2038 and December 2038, respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      The following tables set forth the unaudited pro forma condensed combined financial data for Psychiatric Solutions, giving effect to the acquisitions of Ardent Behavioral, Heartland Healthcare (“Heartland”), Brentwood Behavioral Health (“Brentwood”) and other non-significant acquisitions during the fiscal year ended December 31, 2004 and the Financing Transactions as if they had occurred on the dates indicated and after giving effect to certain pro forma adjustments discussed herein. The following unaudited pro forma condensed combined financial data does not reflect this offering of common stock or the use of proceeds from this offering. The unaudited pro forma condensed balance sheet as of June 30, 2005 has been derived from Psychiatric Solutions’ and Ardent Behavioral’s historical balance sheets, adjusted to give effect to these acquisitions and the Financing Transactions as if they occurred on June 30, 2005. The pro forma condensed combined income statement for the twelve months and the six months ended June 30, 2005 gives effect to the acquisition of Ardent Behavioral and the Financing Transactions, as if they occurred at the beginning of the period presented. The pro forma condensed combined income statement for the year ended December 31, 2004 gives effect to the acquisitions of Ardent Behavioral, Heartland, Brentwood and other non-significant acquisitions during 2004 and the Financing Transactions, as if they occurred at the beginning of the period presented.
      The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments are preliminary and revisions to the preliminary purchase price allocations and financing of the transactions may have a significant impact on the pro forma adjustments. A final valuation of net assets acquired in connection with the Ardent Behavioral acquisition cannot be made at this time. A final determination of these fair values will be conducted by Psychiatric Solutions’ independent valuation specialists. The consideration of this valuation will most likely result in a change in the value assigned to the fixed and intangible assets acquired from Ardent Behavioral.
      The unaudited pro forma condensed combined financial data is for comparative purposes only and does not purport to represent what our financial position or results of operations would actually have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2005

						Financing
			Pro Forma			Transactions
	Psychiatric	Ardent	Acquisition		Pro Forma	Pro Forma
	Solutions	Behavioral	Adjustments		Combined	Adjustments		Pro Forma PSI

	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$7,593	$1,729	$(500,000	)(1)	$(490,678)	$498,600	(1)	$7,922
Accounts receivable, net	82,640	45,079	—		127,719	—		127,719
Other current assets	17,761	16,621	—		34,382	—		34,382

Total current assets	107,994	63,429	(500,000)		(328,577)	498,600		170,023
Property and equipment, net	222,656	83,160	68,288	(3)	374,104	—		374,104
Costs in excess of net assets acquired	131,428	11,210	391,464	(4)	534,102	7,300	(1)	541,402
Other assets	23,936	94,594	(94,461	)(5)	24,069	10,727	(8)	34,796

Total assets	$486,014	$252,393	$(134,709)		$603,698	$516,627		$1,120,325

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,938	$9,876	$—		$20,814	$—		$20,814
Accrued liabilities	56,645	17,778	—		74,423	—		74,423
Current portion of long-term debt	427	—	—		427	3,250	(1)	3,677

Total current liabilities	68,010	27,654	—		95,664	3,250		98,914
Long-term debt, less current portion	143,482	—	—		143,482	525,450	(1)	668,932
Other liabilities	17,074	17,151	8,113	(6)	42,338	—		42,338

Total liabilities	228,566	44,805	8,113		281,484	528,700		810,184
Stockholders’ equity:
Common Stock	205	—	14	(7)	219	—		219
Additional paid-in capital	228,942	—	64,752	(7)	293,694	—		293,694
Accumulated earnings	28,301	207,588	(207,588	)(2)	28,301	(12,073	)(9)	16,228

Total stockholders’ equity	257,448	207,588	(142,822)		322,214	(12,073)		310,141

Total liabilities and stockholders’ equity	$486,014	$252,393	$(134,709)		$603,698	$516,627		$1,120,325

See Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet
(dollars in thousands)

(1)	Represents the sources and uses of funds from the Financing Transactions:

7 3/4% Notes	$220,000
Senior secured term debt	325,000
Additional borrowings on amended and restated revolving credit facility	45,000
Repurchase of 10 5/8% Notes	(61,300)

Increase in debt	528,700
Excess cash on balance sheet at June 30, 2005	1,400
Premium on repurchase of 10 5/8% Notes	(8,600)
Non-recurring bridge loan commitment fee	(1,500)
Estimate of capitalized finance costs	(12,700)
Estimate of purchase transaction costs	(7,300)

Cash paid to Ardent Behavioral and Ardent Health Services LLC	500,000
Less excess cash on balance sheet at June 30, 2005	(1,400)

Net increase to cash and cash equivalents	$498,600

(2)	Represents the elimination of Ardent Behavioral’s accumulated earnings of $207,588.

(3)	Represents the adjustment to the value of the property and equipment of Ardent Behavioral to reflect their appraised value.

(4)	Represents adjustment to cost in excess of net assets acquired as follows:

Cash paid to Ardent Behavioral and Ardent Health Services LLC	$500,000
Value of equity consideration issued to Ardent Health Services LLC	64,766
Less: Net assets acquired(a)	(162,092)

Cost in excess of net assets acquired	402,674
Ardent Behavioral’s historical cost in excess of net assets acquired	(11,210)

Pro forma adjustment to cost in excess of net assets acquired	$391,464

(a) Net assets of Ardent Behavioral	$207,588
Cost in excess of net assets acquired of Ardent Behavioral	(11,210)
Pro forma acquisition adjustments to:
Property and equipment, net	68,288
Other assets	(94,461)
Other liabilities	(8,113)

Net assets acquired	$162,092

(5)	Represents elimination of Ardent Behavioral’s intercompany receivables of $87,927 and reclassification of deferred tax assets to deferred tax liabilities of $6,534.

(6)	Represents an adjustment to long-term deferred tax liabilities related to the step-up in basis of the property and equipment of Ardent Behavioral and the reclassification of deferred tax assets of Ardent Behavioral and an adjustment to long-term deferred tax assets related to net operating losses acquired.

Step up basis on property and equipment of Ardent facilities	$27,315
Net operating losses obtained in acquisition of Ardent Behavioral	(12,668)
Reclassification of deferred tax assets of Ardent Behavioral	(6,534)

$8,113

(7)	Represents the adjustment to common stock and additional paid in capital related to the issuance of 1,362,760 shares of our common stock, $.01 par value, at a price of $47.5250 per share.

(8)	Represents capitalized finance costs on Financing Transactions and write-off of capitalized finance costs related to 10 5/8% Notes repurchased.

Capitalized finance costs on Financing Transactions	$12,700
Write-off of capitalized finance costs related to 10 5/8% Notes repurchased	(1,973)

$10,727

(9)	Represents non-recurring fees and charges on loans related to the Financing Transactions as summarized below:

Loan commitment fee on bridge facility	$1,500
Premium on repurchase of 10 5/8% Notes	8,600
Write-off of capitalized loan costs related to 10 5/8% Notes repurchased	1,973

$12,073

Unaudited Pro Forma Condensed Combined Income Statement
For the Twelve Months Ended June 30, 2005

						Financing
						Transactions
	Psychiatric	Ardent	Pro Forma		Pro Forma	Pro Forma		Pro Forma
	Solutions	Behavioral	Adjustments		Combined	Adjustments		PSI

	(Dollars in thousands)
Revenue	$549,422	$309,813	$—		$859,235	$—		$859,235
Expenses:
Salaries, wages and employee benefits	300,653	173,497	(66	)(1)(a)	474,084	—		474,084
Professional fees	57,675	32,357	2,051	(1)(b)	92,083	—		92,083
Rentals and leases	9,944	3,383	(181	)(1)(c)	13,146	—		13,146
Other operating expenses	95,913	39,248	328	(1)(d)	135,489	—		135,489
Provision for doubtful accounts	11,555	8,253	—		19,808	—		19,808
Depreciation and amortization	11,360	4,853	(45	)(1)(e)	16,168	—		16,168
Interest expense	16,837	(1,832)	1,832	(1)(f)	16,837	32,593	(1)(i)	49,430
Other expenses	6,990	13,293	(13,293	)(1)(g)	6,990	—		6,990

Total expenses	510,927	273,052	(9,374)		774,605	32,593		807,198

Income from continuing operations before income taxes	38,495	36,761	9,374		84,630	(32,593)		52,037
Provision for (benefit from) income taxes	14,824	13,803	3,532	(1)(h)	32,159	(12,385	)(1)(h)	19,774

Income from continuing operations	$23,671	$22,958	$5,842		$52,471	$(20,208)		$32,263

See Notes to Unaudited Pro Forma Condensed Combined Income Statements.

Unaudited Pro Forma Condensed Combined Income Statement
For the Six Months Ended June 30, 2005

						Financing
						Transactions
	Psychiatric	Ardent	Pro Forma		Pro Forma	Pro Forma		Pro Forma
	Solutions	Behavioral	Adjustments		Combined	Adjustments		PSI

	(In thousands, except per share amounts)
Revenue	$282,598	$161,951	$—		$444,549	$—		$444,549
Expenses:
Salaries, wages and employee benefits	154,084	88,570	265	(1)(a)	242,919	—		242,919
Professional fees	29,085	15,860	727	(1)(b)	45,672	—		45,672
Rentals and leases	4,801	1,600	62	(1)(c)	6,463	—		6,463
Other operating expenses	49,761	19,553	164	(1)(d)	69,478	—		69,478
Provision for doubtful accounts	5,344	4,228	—		9,572	—		9,572
Depreciation and amortization	5,960	2,414	(108	)(1)(e)	8,266	—		8,266
Interest expense	6,844	(2,172)	2,172	(1)(f)	6,844	16,669	(1)(i)	23,513
Other expenses	6,990	5,696	(5,696	)(1)(g)	6,990	—		6,990

Total expenses	262,869	135,749	(2,414)		396,204	16,669		412,873

Income from continuing operations before income taxes	19,729	26,202	2,414		48,345	(16,669)		31,676
Provision for (benefit from) income taxes	7,694	9,803	1,358	(1)(h)	18,855	(6,501	)(1)(h)	12,354

Income from continuing operations	$12,035	$16,399	$1,056		$29,490	$(10,168)		$19,322

Basic pro forma earnings per share on continuing operations	$0.59							$0.88

Diluted pro forma earnings per share on continuing operations	$0.57							$0.86

Shares used in computing per share amounts(1)(j):
Basic	20,498							21,861
Diluted	21,201							22,564
See Notes to Unaudited Pro Forma Condensed Combined Income Statements.

Unaudited Pro Forma Condensed Combined Income Statement
For the Year Ended December 31, 2004

				Financing
				Transactions
	Psychiatric	Pro Forma	Pro Forma	Pro Forma		Pro Forma
	Solutions	Acquisitions(1)	Combined	Adjustments		PSI

	(In thousands, except per share amounts)
Revenue	$487,190	$339,906	$827,096	$—		$827,096
Expenses:
Salaries, wages and employee benefits	265,678	190,472	456,150	—		456,150
Professional fees	53,258	41,744	95,002	—		95,002
Rentals and leases	9,019	4,347	13,366	—		13,366
Other operating expenses	85,670	45,505	131,175	—		131,175
Provision for doubtful accounts	10,874	9,340	20,214	—		20,214
Depreciation and amortization	9,868	5,644	15,512	—		15,512
Interest expense	18,964	1,148	20,112	33,026	(1)(i)	53,138
Other expenses	6,407	—	6,407	—		6,407

Total expenses	459,738	298,200	757,938	33,026		790,964

Income from continuing operations before income taxes	27,452	41,706	69,158	(33,026)		36,132
Provision for (benefit from) income taxes	10,432	15,848	26,280	(12,550	)(1)(h)	13,730

Income (loss) from continuing operations	$17,020	$25,858	$42,878	$(20,476)		$22,402

Basic pro forma earnings per share on continuing operations	$1.12					$1.41

Diluted pro forma earnings per share on continuing operations	$0.97					$1.18

Shares used in computing per share amounts(1)(j):
Basic	14,570					15,933
Diluted	17,573					18,936
See Notes to Unaudited Pro Forma Condensed Combined Income Statements.

Notes to Unaudited Pro Forma
Condensed Combined Income Statements
(Dollars in thousands)

(1)	The following pro forma condensed combined income statement for the year ended December 31, 2004 presents the incremental pro forma operations of Ardent Behavioral, Heartland, Brentwood and three non-significant acquisitions applying the purchase method of accounting as if the acquisitions, which were completed on July 1, 2005, June 1, 2004, March 1, 2004, and various dates during the second quarter of 2004, respectively, had all occurred on January 1, 2004.

				Non-		Acquisition
	Ardent			significant	Acquisitions	Pro Forma		Pro-Forma
	Behavioral	Heartland	Brentwood	Acquisitions	Combined	Adjustments		Acquisitions

Revenue	$294,282	$22,482	$5,612	$17,530	$339,906	$—		$339,906
Expenses:
Salaries, wages and employee benefits	167,926	9,689	2,977	10,012	190,604	(132	)(a)	190,472
Professional fees	32,744	4,841	653	1,389	39,627	2,117	(b)	41,744
Rentals and leases	3,564	788	37	559	4,948	(601	)(c)	4,347
Other operating expenses	38,298	3,177	772	2,930	45,177	328	(d)	45,505
Provision for doubtful accounts	7,245	1,500	370	225	9,340	—		9,340
Depreciation and amortization	3,664	104	30	272	4,070	1,574	(e)	5,644
Interest expense	2,854	127	2	136	3,119	(1,971	)(f)	1,148
Other expenses	16,483	377	319	472	17,651	(17,651	)(g)	—

Total expenses	272,778	20,603	5,160	15,995	314,536	(16,336)		298,200

Income from continuing operations before income taxes	21,504	1,879	452	1,535	25,370	16,336		41,706
Provision for income taxes	8,159	—	—	—	8,159	7,689	(h)	15,848

Income from continuing operations	$13,345	$1,879	$452	$1,535	$17,211	$8,647		$25,858

(a)	Reflects adjustments to salaries, wages and employee benefits to include corporate level employees necessary to manage the facilities acquired from Ardent Behavioral and the reclassification of contract labor from salaries, wages and employee benefits to professional fees for Ardent Behavioral to conform to our presentation.

			Six Months
	Twelve Months Ended		Ended
	December 31, 2004	June 30, 2005	June 30, 2005

Salaries, wages and employee benefits of corporate level employees to manage facilities acquired from Ardent Behavioral	$1,835	$1,835	$918
Reclassification of contract labor to professional fees to conform to our presentation	(1,967)	(1,901)	(653)

	$(132)	$(66)	$265

Notes to Unaudited Pro Forma
Condensed Combined Income Statements — (Continued)

(b)	Reflects adjustment to professional fees to include additional costs at the corporate level for the acquisition of Ardent Behavioral and the reclassification of contract labor from salaries, wages, and employee benefits to professional fees for Ardent Behavioral to conform to our presentation.

			Six Months
	Twelve Months Ended		Ended
	December 31, 2004	June 30, 2005	June 30, 2005

Professional fees at corporate level to support facilities acquired from Ardent Behavioral	$150	$150	$74
Reclassification from salaries, wages and employee benefits to conform to our presentation	1,967	1,901	653

	$2,117	$2,051	$727

(c)	Reflects adjustment to rentals and leases for real estate purchased subsequent to the acquisition of formerly leased facilities and adjustments to rentals and leases for additional office space at the corporate level necessary to accommodate employees hired as the result of the Ardent Behavioral acquisition.

			Six Months
	Twelve Months Ended		Ended
	December 31, 2004	June 30, 2005	June 30, 2005

Lease expense on properties purchased related to acquisition of facilities	$(725)	$(305)	$—
Lease expense on additional corporate office space required for additional corporate level employees to manage facilities acquired from Ardent Behavioral	124	124	62

	$(601)	$(181)	$62

(d)	Reflects adjustments to other operating expenses at the corporate level, primarily for travel and related expenses, to be incurred by employees hired as the result of the Ardent Behavioral acquisition.

(e)	Reflects adjustments to depreciation expense for purchase accounting step-ups of property and equipment acquired and for real estate purchased subsequent to the acquisition of formerly leased facilities. Buildings are depreciated over 35 years and equipment over 5 years.

			Six Months
	Twelve Months Ended		Ended
	December 31, 2004	June 30, 2005	June 30, 2005

Additional (reduction in) depreciation on acquired facilities for purchase accounting basis step-up	$1,099	$(241)	$(108)
Depreciation on properties purchased related to acquisition of facilities	475	196	—

	$1,574	$(45)	$(108)

Notes to Unaudited Pro Forma
Condensed Combined Income Statements — (Continued)

(f)	Reflects adjustments to include interest expense from the beginning of the period to the acquisition date and adjustments to eliminate interest expense for Ardent Behavioral.

			Six Months
	Twelve Months Ended		Ended
	December 31, 2004	June 30, 2005	June 30, 2005

Interest expense	$883	$—	$—
Less Ardent Behavioral Historical interest (expense) income	(2,854)	1,832	2,172

	$(1,971)	$1,832	$2,172

(g)	Reflects adjustments to eliminate management fees and other related party amounts paid or payable to the sellers prior to acquisition. Incremental expenses we expect to incur on an on-going basis for additional personnel, office space, etc. to manage these facilities are reflected as acquisition pro-forma adjustments in the appropriate income statement line item.

(h)	Reflects adjustments to bring combined pro forma provision for income taxes to 38%, 39% and 38% of income from continuing operations before income taxes for the twelve months ended June 30, 2005 the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

			Six Months
	Twelve Months Ended		Ended

	December 31, 2004	June 30, 2005	June 30, 2005

Pro forma acquisition income from continuing operations before income taxes	$41,706	$84,630	$48,345
Effective income tax rate	38%	38%	39%

Provision for income taxes	15,848	32,159	18,855
Provision prior to pro forma adjustment	8,159	28,627	17,497

Pro forma acquisition adjustment to provision for income taxes	$7,689	$3,532	$1,358

Pro forma PSI income from continuing operations before income taxes	$36,132	$52,037	$31,676
Effective income tax rates	38%	38%	39%

Pro forma provision for income taxes	13,730	19,774	12,354
Pro forma combined provision for income taxes	26,280	32,159	18,855

Offering pro forma adjustment	$(12,550)	$(12,385)	$(6,501)

(i)	Reflects adjustment to give effect to interest on the $220,000 of 7 3/4% Notes and interest on the $325,000 senior secured term facility and $45,000 of additional borrowings under the amended and restated revolving credit facility at the LIBOR rate plus applicable margin. This adjustment has been offset by interest on the $61,300 of 10 5/8% Notes repurchased. The adjustment also includes amortization on capitalized finance costs and expense anticipated on the interest rate swap arrangements. A 1/8% increase (decrease) in our interest rate assumptions would increase (decrease) our interest expense $462 for both the twelve months ended June 30, 2005 and the year ended December 31, 2004 and $231 for the six months ended June 30, 2005. The use of proceeds from this offering of our common stock, including any repayment of debt, is not reflected.

(j)	Pro forma numbers reflect adjustment to give effect to 1,362,760 shares issued in the acquisition of Ardent Behavioral. Pro forma numbers do not reflect adjustment to give effect to the 3,500,000 shares we are selling in this offering of our common stock.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
Psychiatric Solutions
      The following table sets forth selected historical financial and operating data of Psychiatric Solutions for, or as of the end of, each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005. The selected historical financial data as of and for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004 were derived from the audited consolidated financial statements of Psychiatric Solutions. The selected historical financial data as of and for each of the six months ended June 30, 2004 and 2005 were derived from the unaudited condensed consolidated financial statements of Psychiatric Solutions. These unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005. You should read this table in conjunction with Psychiatric Solutions’ consolidated financial statements and notes thereto incorporated by reference in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

	(Dollars in thousands, except ratios and operating data)
Income Statement Data:
Revenue	$23,502	$43,999	$113,912	$284,946	$487,190	$220,366	$282,598
Costs and expenses:
Salaries, wages and employee benefits	15,257	26,183	62,326	147,069	265,678	119,109	154,084
Other operating expenses(1)	5,826	11,322	35,716	96,735	147,947	68,062	83,647
Provisions for bad debts	467	662	3,681	6,315	10,874	4,663	5,344
Depreciation and amortization	757	945	1,770	5,734	9,868	4,468	5,960
Interest expense	1,723	2,660	5,564	14,781	18,964	8,971	6,844
Other expenses(2)	—	1,237	178	5,271	6,407	6,407	6,990

Total costs and expenses	24,030	43,009	109,235	275,905	459,738	211,680	262,869

Income from continuing operations before income taxes	(528)	990	4,677	9,041	27,452	8,686	19,729
Provision for (benefit from) income taxes	—	—	(1,007)	3,800	10,432	3,302	7,694

Income from continuing operations	$(528)	$990	$5,684	$5,241	$17,020	$5,384	$12,035

Net income (loss)	$(1,916)	$2,578	$5,684	$5,216	$16,801	$5,071	$12,035

Basic earnings (loss) per share from continuing operations	$(0.11)	$0.20	$0.93	$0.53	$1.12	$0.37	$0.59

Basic earnings (loss) per share	$(0.40)	$0.51	$0.93	$0.53	$1.11	$0.35	$0.59

Shares used in computing basic earnings (loss) per share	4,817	5,010	6,111	8,370	14,570	13,039	20,498
Diluted earnings (loss) per share from continuing operations	$(0.11)	$0.19	$0.86	$0.44	$0.97	$0.31	$0.57

Diluted earnings (loss) per share	$(0.40)	$0.49	$0.86	$0.44	$0.96	$0.29	$0.57

Shares used in computing diluted earnings (loss) per share	4,817	5,309	6,986	11,749	17,573	17,301	21,201
Balance Sheet Data (End of Period):
Cash and cash equivalents	$336	$1,262	$2,392	$44,954	$33,255	$12,170	$7,593
Working capital	(4,571)	(3,624)	2,369	67,153	39,890	44,267	39,984
Property and equipment, net	308	17,980	33,547	149,589	218,231	191,047	222,656

										Six Months Ended
	Year Ended December 31,									June 30,

	2000	2001		2002		2003		2004		2004		2005

	(Dollars in thousands, except ratios and operating data)
Total assets	26,356	54,294		90,138		347,658		497,846		442,136		486,014
Total debt	16,641	36,338		43,822		175,003		174,336		249,591		143,909
Series A convertible preferred stock	—	—		—		25,316		—		12,619		—
Total stockholders’ equity	6,235	9,238		30,549		91,328		244,515		110,340		257,448
Other Financial Data:
Capital expenditures	$106	$116		$1,470		$5,755		$17,216		$6,874		$10,029
Net cash provided by (used in) continuing operating activities	(177)	6,791		8,922		18,328		39,857		17,982		27,021
Ratio of earnings to fixed charges(3)	—	1.36	x	1.81	x	1.57	x	2.29	x	1.87	x	3.45x
Operating Data:
Number of facilities:	—	4		5		24		34		34		34
Owned	—	4		5		20		27		25		27
Leased	—	—		—		4		7		9		7
Number of licensed beds	—	489		699		3,128		4,337		4,173		4,367
Admissions	—	3,027		14,737		26,278		49,484		22,048		29,536
Patient days	—	30,511		145,575		525,055		996,840		452,659		566,300
Average length of stay	—	10		10		20		20		21		19

(1)	Other operating expenses include professional fees, rentals and leases and other operating expenses. Rent expense was $376, $328, $870, $4,043, $9,019, $3,876 and $4,801 for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004, and for the six months ended June 30, 2004 and 2005, respectively.

(2)	Other expenses include: (a) for the year ended December 31, 2001, loss from retirement of debt of $1,237; (b) for the year ended December 31, 2002, expense of $92 for additional reserves on stockholder notes, a gain of $34 on the disposal of assets and a loss of $86 from the retirement of debt; (c) for the year ended December 31, 2003, a loss of $4,856 on refinancing long-term debt, expense of $960 to revalue put warrants and income of $545 to release reserves on stockholder notes; (d) for the six months ended June 30, 2004 and the year ended December 31, 2004, a loss of $6,407 on refinancing long-term debt; and (e) for the six months ended June 30, 2005, a loss of $6,990 on refinancing of long-term debt.

(3)	For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes plus fixed charges. Fixed charges are defined as interest expense, plus amortized premiums, discounts and capitalized expenses related to indebtedness, plus an estimate of the interest within rental expense. Our earnings were insufficient to cover our fixed charges by $0.5 million for the year ended December 31, 2000.

Ardent Behavioral
      The following table sets forth selected historical financial and operating data of Ardent Behavioral for, or as of the end of, each of the years ended December 31, 2002, 2003 and 2004, and the six months ended June 30, 2004 and 2005. The selected historical financial data as of and for each of the years ended December 31, 2002, 2003 and 2004 were derived from the audited combined financial statements of Ardent Behavioral. The selected historical financial data as of and for each of the six months ended June 30, 2004 and 2005 were derived from the unaudited condensed combined financial statements of Ardent Behavioral. These unaudited condensed combined financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005. You should read this table in conjunction with Ardent Behavioral’s combined financial statements and notes thereto incorporated by reference in this prospectus.

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(Dollars in thousands, except operating data)
Income Statement Data:
Revenue	$241,909	$267,568	$294,282	$146,420	$161,951
Costs and expenses:
Salaries and benefits	134,340	148,392	167,926	82,999	88,570
Other operating expenses(1)	65,646	68,469	74,606	36,631	37,013
Provision for doubtful accounts	5,990	6,227	7,245	3,220	4,228
Depreciation and amortization	2,203	2,501	3,664	1,225	2,414
Interest, net	8,481	4,940	2,854	2,514	(2,172)
Other expenses(2)	17,243	11,637	16,483	8,886	5,696

Total expenses	233,903	242,166	272,778	135,475	135,749

Income from continuing operations before income taxes	$8,006	$25,402	$21,504	$10,945	$26,202

Net income	$7,814	$18,266	$15,739	$9,254	$16,517

Balance Sheet Data (End of Period):
Cash and cash equivalents	—	$1,822	$2,671	—	$1,729
Working capital	—	29,407	31,900	—	35,775
Property and equipment, net	—	76,562	83,355	—	83,160
Total assets	—	210,814	234,291	—	252,393
Total debt	—	—	—	—	—
Total equity	—	171,216	191,071	—	207,588
Other Financial Data:
Capital expenditures	$6,425	$8,528	$10,457	$3,991	$2,219
Net cash provided by continuing operating activities	13,737	22,050	18,065	9,455	15,375

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

	(Dollars in thousands, except operating data)
Operating Data:
Number of facilities	19	20	20	20	20
Owned	19	20	20	20	20
Leased	—	—	—	—	—
Number of licensed beds	1,840	1,986	1,993	1,993	1,981
Admissions	31,456	33,474	37,162	18,694	19,893
Patient days	455,828	481,317	514,069	252,682	276,191
Average length of stay	14	14	14	14	14

(1)	Other operating expenses include professional fees, supplies expense, rent expense and other operating expenses. Rent expense was $3,229, $3,502, $3,564, $1,781 and $1,600 for each of the years ended December 31, 2002, 2003 and 2004 and for each of the six months ended June 30, 2004 and 2005, respectively.

(2)	Other expenses include: (a) for the year ended December 31, 2002, impairment of long-lived assets and restructuring costs of $78; (b) for the years ended December 31, 2002 and 2003, a gain on divestitures of $1,208 and $618, respectively; (c) for the six months ended June 30, 2004 and 2005 and the years ended December 31, 2002, 2003 and 2004, management fees paid to Ardent of $8,886, $5,696, $18,373, $12,255 and $16,483, respectively.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
      The following is a general discussion of the material U.S. federal income and estate tax considerations to a Non-U.S. Holder (defined below) with respect to the ownership and disposition of our common stock as of the date hereof. This summary is generally limited to Non-U.S. Holders who will hold our common stock as capital assets (i.e., generally as investments) and does not deal with special tax situations including those that may apply to particular holders such as tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities, commodities or foreign currencies, financial institutions or “financial services entities,” grantor trusts, tax deferred accounts, insurance companies, regulated investment companies, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, certain former citizens or former long-term residents of the United States, partnerships or other pass-through entities, and persons who hold our common stock in connection with a “straddle,” “hedging,” “conversion” or other integrated transaction. This discussion does not address the tax consequences arising under any state, local or non-U.S. law or gift tax laws.
      As used herein, a “Non-U.S. Holder” means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes. For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
      If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of our common stock.
      The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service (the “IRS”), now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been or is expected to be sought from the IRS with respect to the matters discussed below, and the IRS would not be precluded from taking contrary positions. As a result, the IRS might not agree with all of the tax characterizations and the tax consequences described below.
      PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS.
Distributions on our Common Stock
      As discussed in “Market Price of Common Stock and Dividend Policy,” we are currently restricted from paying cash dividends. In the event, however, that we are able to pay dividends on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.
      Dividends paid to a Non-U.S. Holder of our common stock will generally be subject to withholding tax at a 30% rate unless (i) such rate is reduced by an applicable treaty and the Non-U.S. Holder provides to us an IRS Form W-8BEN (or applicable successor form) certifying that it is entitled to such treaty benefits or (ii) the dividends are effectively connected with a U.S. trade or business and we receive a Form W-8ECI (or applicable successor form) from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a U.S. trade or business.
      If a Non-U.S. Holder of our common stock is engaged in a trade or business in the United States, and if dividends on the stock are effectively connected with the conduct of such trade or business (or, if certain tax treaty provisions apply, are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular U.S. federal income tax on dividends in the same manner as if it were a U.S. person. Such a Non-U.S. Holder will be required to provide the withholding agent with a properly executed IRS Form W-8ECI (or applicable successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax on its effectively connected earnings and profits at a 30% rate or a lower rate as may be specified by an applicable tax treaty.
Gain on Disposition of our Common Stock
      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, if certain tax treaty provisions apply, is attributable to a permanent establishment maintained by such holder in the United States); in these cases the Non-U.S. Holder generally will be taxed on the net gain from the disposition at the regular U.S. federal income tax rates, in the same manner as if it were a U.S. person;

•	the Non-U.S. Holder is a non-resident alien individual, and the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; in these cases, the Non-U.S. Holder will be subject to a flat 30% tax on its net gain from the disposition; or

•	we are or have been a United States Real Property Holding Corporation (“USRPHC”) at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever is shorter. In general, we would be a USPRHC if our interests in United States real property comprised the majority of our assets. We believe that we are not, nor do we anticipate becoming, a USRPHC. If we become a USRPHC, so long as our common stock continues to be traded regularly on an established securities market, only a Non-U.S. Holder who actually or constructively owns (or owned at any time during the five-year period ending on the date of disposition) more than 5% of our common stock will be subject to U.S. federal income tax on the sale or disposition thereof. There can be no assurance that our common stock will continue to be regularly traded on an established securities market.
U.S. Federal Estate Tax
      Common stock owned or deemed owned by an individual who not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable United States treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting
      Information returns will be filed annually with the IRS and provided to each Non-U.S. Holder with respect to any distributions on our common stock and the proceeds from their sale or other disposition that are subject to withholding or that are exempt from U.S. withholding tax pursuant to an income tax treaty or other reason. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.
      Under certain circumstances, the Code imposes a backup withholding obligation (currently at the rate of 28%). Dividends generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of the common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge or reason to know otherwise; but backup withholding is not required unless the broker has actual knowledge that the holder is not a Non-U.S. Holder.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides, on a timely basis, the required information to the IRS.

UNDERWRITING
      We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Raymond James & Associates, Inc.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Avondale Partners, LLC

Total	3,500,000

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and other documents. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
      The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After this public offering, the public offering price, concession and discount may be changed.
      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
      The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.

Overallotment Option
      The underwriters may also purchase up to an additional 525,000 shares from us at the purchase price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
      We, our executive officers and directors and their affiliates have agreed, with certain exceptions, not to sell or transfer any common stock for 75 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.
      This lockup provision applies both to our common stock and to securities convertible into or exchangeable or exercisable for our common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Price Stabilization, Short Positions and Penalty Bids
      Until the distribution of our common stock offered hereby is completed, SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix or maintain that price.
      The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.
      “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Passive Market Making
      In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
      Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic copy of this prospectus supplement and the accompanying prospectus is available on the Website maintained by Merrill Lynch. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the Merrill Lynch Website is not a part of this prospectus supplement.
Other Relationships
      The underwriters and their affiliates have provided investment and commercial banking and financial advisory services from time to time for us in the ordinary course of business for which they have received customary fees. An affiliate of Citigroup Global Markets Inc. owns 1,362,760 shares of our common stock, representing approximately 6% of our outstanding common stock. In addition, affiliates of Citigroup Global Markets Inc., Banc of America Securities LLC, J.P. Morgan Securities Inc. and Merrill Lynch are lenders under our senior credit facility and will receive a portion of the proceeds from this offering. In the event that any such proceeds are greater than 10% of the aggregate offering proceeds received by us, then the requirements of NASD Conduct Rule 2710(h) will be complied with. In addition, affiliates of certain of the underwriters hold certain of our 10 5/8 Notes and 7 3/4% Notes. Avondale Partners, LLC, an underwriter of this offering, provided financial advisory services to The Brown Schools, Inc. in connection with the sale of certain facilities of The Brown Schools, Inc. to us. Avondale Partners, LLC received a fee in connection with rendering such services on or about the date such sales closed.
      Any of the underwriters or their respective affiliates may in the future engage in investment banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services (including in connection with acquisition opportunities) and the making of loans to us or our affiliates, for which they would receive customary fees or other payments.
LEGAL MATTERS
      Waller Lansden Dortch & Davis, PLLC has passed upon the validity of the shares of common stock offered by this prospectus on our behalf. Weil, Gotshal & Manges LLP advised the underwriters in connection with the offering of the common stock.
EXPERTS
      The consolidated financial statements of Psychiatric Solutions, Inc. appearing in Psychiatric Solutions, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Psychiatric Solutions, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment are, and audited financial statements and Psychiatric Solutions, Inc. management’s assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management’s assessments (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.
      The combined financial statements of Ardent Behavioral, referred to in the audited financial statements as Behavioral Healthcare Services, at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in our Current Reports on Form 8-K/A and Form 8-K, filed with the SEC on August 1, 2005 and August 31, 2005, respectively, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the ability of Behavioral Healthcare Services to continue as a going concern as described in Note 1 to the combined financial statements), included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Ramsay Youth Services, Inc. and Subsidiaries (“Ramsay”), as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated in this prospectus supplement by reference from Amendment No. 2 to the Registration Statement No. 333-110206 of Psychiatric Solutions, Inc. on Form S-2, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in Ramsay’s method of accounting for goodwill and other intangible assets effective January 1, 2002).
      The consolidated financial statements of Northern Healthcare Associates and Subsidiaries incorporated by reference herein from our Current Report on Form 8-K/A, filed with the SEC on August 10, 2004, have been audited by Selznick & Company, LLP, independent certified public accountants, to the extent and for the periods set forth in their independent auditors’ report incorporated herein by reference.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov.
      This prospectus supplement constitutes part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this prospectus supplement omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus supplement but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C.
      This prospectus supplement and the accompanying prospectus summarize material provisions of contracts and other documents that we refer you to. Since this prospectus supplement and the accompanying prospectus may not contain all the information that you may find important, you should review the full text of those documents. You should rely only on the information contained and incorporated by reference in this prospectus.
      We make available free of charge through our website, which you can find at www.psysolutions.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file later with the SEC automatically will update and supersede information contained in this prospectus supplement and the accompanying prospectus.
      We are incorporating by reference the following documents, which we have previously filed with the SEC:

(1) Consolidated Financial Statements of Ramsay Youth Services, Inc. and Subsidiaries as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 (incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-2, filed on December 18, 2003 (Reg. No. 333-110206));

(2) Consolidated Financial Statements of Northern Healthcare Associates and Subsidiaries as of December 31, 2003 and 2002, and for the year ended December 31, 2003 and December 31, 2002 (incorporated by reference to our Current Report on Form 8-K/A, filed on August 10, 2004);

(3) Combined Financial Statements of Behavioral Healthcare Services as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 (incorporated by reference to our Current Reports on Form 8-K/A and Form 8-K, filed on August 1, 2005 and August 31, 2005, respectively);

(4) our Annual Report on Form 10-K for the year ended December 31, 2004;

(5) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

(6) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

(7) our Current Report on Form 8-K filed with the SEC on March 11, 2005;

(8) our Current Report on Form 8-K filed with the SEC on April 22, 2005;

(9) our Current Report on Form 8-K filed with the SEC on July 8, 2005;

(10) our Current Report on Form 8-K/A filed with the SEC on July 12, 2005;

(11) our Current Report on Form 8-K filed with the SEC on July 14, 2005;

(12) our Current Report on Form 8-K/A filed with the SEC on August 1, 2005;

(13) our Current Report on Form 8-K filed with the SEC on August 17, 2005;

(14) our Current Report on Form 8-K filed with the SEC on August 31, 2005;

(15) our Registration Statement on Form 10 filed with the SEC on July 31, 1992, including all amendments or reports filed for the purpose of updating the description of our capital stock; and

(16) any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed; provided that this prospectus will not incorporate any information we may furnish to the SEC under Item 2.02 or Item 7.01 of Form 8-K.
      The information incorporated by reference is deemed to be a part of this prospectus supplement, except for information incorporated by reference that is superseded by information contained in this prospectus supplement or any other document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus supplement. Likewise, any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that any statement contained in any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes the statement.
      You can obtain copies of the documents incorporated by reference in this prospectus without charge through our website (www.psysolutions.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC, or by requesting them in writing or by telephone at the following address:

Psychiatric Solutions, Inc.
840 Crescent Centre Drive, Suite 460
Franklin, Tennessee 37067
Attention: Investor Relations
(615) 312-5700

Prospectus

1,362,760 Shares Common Stock	$250,000,000 Common Stock
Common Stock Warrants
Preferred Stock
Debt Securities

     This prospectus may be used by stockholders named in supplements to this prospectus to sell up to an aggregate of 1,362,760 shares of our common stock (the “Citigroup Shares”). The Citigroup Shares are currently owned by Citigroup Global Markets Limited (“CGML”), who purchased the shares from Ardent Health Services LLC, a Delaware limited liability company (“Ardent”), pursuant to a Securities Purchase Agreement, dated August 2, 2005. Ardent obtained the Citigroup Shares pursuant to an Amended and Restated Stock Purchase Agreement dated June 30, 2005 between Ardent, Ardent Health Services, Inc., a Delaware corporation (“AHS”), and us (the “Purchase Agreement”). Pursuant to the Purchase Agreement, we acquired all of the outstanding capital stock of AHS. The Citigroup Shares may be sold by selling stockholders named in supplements to this prospectus.
     The selling stockholders may offer and sell the Citigroup Shares from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may sell all or a portion of the Citigroup Shares in market transactions on the Nasdaq National Market; in privately negotiated transactions; through the writing of options; in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; through broker-dealers, which may act as agents or principals; directly to one or more purchasers; through agents; or in any combination of the above or by any other legally available means. The selling stockholders will receive all of the proceeds from the sale of the Citigroup Shares. We will not receive any proceeds from any such sales.
     In addition, we may from time to time offer, in one or more series, the following:

•	Shares of common stock;

•	Warrants to purchase shares of common stock;

•	Shares of preferred stock;

•	Debt securities, which may be either senior debt securities or subordinated debt securities, in each case consisting of notes or other evidence of indebtedness; or

•	Any combination of these securities, individually or as units.
     We will offer such securities at an aggregate initial public offering price of up to $250,000,000, or an equivalent amount in U.S. dollars if any securities are denominated in a currency other than U.S. dollars, on terms determined at the time we offer such securities. We may offer our common stock and warrants, preferred stock and debt securities separately or together, in separate classes or series, in amounts, at prices and on terms set forth in an applicable prospectus supplement to this prospectus.
     The applicable prospectus supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.
     We may sell these securities directly through agents designated from time to time by us, or to or through underwriters or dealers, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents, dealers or underwriters. If any agents, dealers or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See “Plan of Distribution.” Our net proceeds from the sale of securities also will be set forth in the relevant prospectus supplement. No securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of such series of securities.
     Our common stock is listed on the Nasdaq National Market under the symbol “PSYS.” On August 30, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $47.52 per share.

     Investing in these securities involve risks. You should carefully review the discussion under the heading “Risk Factors” on page 1 regarding information included and incorporated by reference in this prospectus and the applicable prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 2, 2005

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any other documents incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.
      References in this prospectus to “Psychiatric Solutions,” “we,” “us” and “our” refer to Psychiatric Solutions, Inc., a behavioral health care services company incorporated in Delaware, unless the context otherwise requires.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, certain stockholders named in supplements to this prospectus may sell the Citigroup Shares from time to time after the date of this prospectus. In addition, we may sell any combination of the securities (other than the Citigroup Shares) described in this prospectus in one or more offerings up to an aggregate offering price of $250,000,000. This prospectus provides you with a general description of the Citigroup Shares and the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. See “Plan of Distribution.” The prospectus supplement may also add, update or change information contained in this prospectus. You should read both the prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus (including the information incorporated by reference) contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, competition, trends or developments in our industries, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operation trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.
      There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are or will be incorporated by reference in this prospectus. Please see the information contained under the heading “Risk Factors.”
      In addition, future trends for pricing, margins, revenue and profitability remain difficult to predict in the industries that we serve. There may also be other factors that may cause our actual results to differ materially from the forward-looking statements.
      All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements, which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.
      We caution you that these factors, as well as the risk factors included or incorporated by reference in this prospectus or any prospectus supplement, may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict such new risk factors, nor can we assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those expressed or implied by any forward-looking statements.
RISK FACTORS
      An investment in our securities involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus, you should carefully review the risk factors and other information included and incorporated by reference in the applicable prospectus supplement when determining whether or not to purchase the securities offered under this prospectus and the applicable prospectus supplement.
THE COMPANY
      We are the leading provider of inpatient behavioral health care services in the United States. Through our inpatient division, we operate 55 owned or leased behavioral health care facilities with approximately 6,400 beds in 27 states. In addition, through our management contract division, we manage 39 behavioral health care units for private third parties and 7 behavioral health care facilities for government agencies. Our address is 840 Crescent Centre Drive, Suite 460, Franklin, Tennessee 37067; our phone number is (615) 312-5700.
USE OF PROCEEDS
      The selling stockholders named in supplements to this prospectus will receive all of the net proceeds from the sale of the Citigroup Shares. We will receive no proceeds from the sale of the Citigroup Shares by the selling stockholders.
      Unless we indicate otherwise in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include, but not be limited to, working capital, capital expenditures, acquisitions, refinancing of indebtedness and repurchases or redemptions of securities.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
      The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

										Six Months Ended
	Year Ended December 31									June 30,

	2000	2001		2002		2003		2004		2005

Ratio of earnings to combined fixed charges and preferred stock dividends(1)(2)	—	1.36	x	1.81	x	1.45	x	2.18	x	3.45	x

(1)	For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings are defined as earnings from continuing operations before income taxes plus fixed charges, less preferred stock dividends. Fixed charges are defined as interest expense, plus amortized premiums, discounts and capitalized expenses related to indebtedness, plus an estimate of the interest within rental expense. Preferred stock dividends are divided by 100% minus the effective income tax rate. Our earnings were insufficient to cover our fixed charges by $0.5 million for the year ended December 31, 2000.
(2)	At December 31, 2000 and 2001, we had 10,500,000 and 10,497,000 shares of Series A Preferred Stock outstanding, respectively, and 4,975,736 shares of Series B Preferred Stock outstanding. No dividends were paid on Series A or Series B Preferred Stock. During our merger with PMR Corporation, all shares of Series A and Series B Preferred Stock were converted into common stock and, at December 31, 2002, we had no preferred stock outstanding. During 2003, we issued Series A Convertible Preferred Stock that accrued pay-in-kind dividends. During 2004, all shares of Series A Convertible Preferred Stock were converted into common stock and at December 31, 2004 and June 30, 2005 no preferred stock was outstanding.

GENERAL DESCRIPTION OF SECURITIES WE MAY SELL
      We, directly or through agents, dealers or underwriters that we may designate, may offer and sell, from time to time, up to $250,000,000 (or the equivalent in one or more foreign currency units) aggregate initial offering price of:

•	Shares of our common stock;

•	Warrants to purchase shares of our common stock;

•	Shares of our preferred stock;

•	Our debt securities, which may be either senior debt securities or subordinated debt securities; or

•	Any combination of these securities, individually or as units.
      We may offer and sell these securities either individually or as units consisting of one or more of these securities, each on terms to be determined at the time of the offering. We may issue debt securities and/or preferred stock that are exchangeable for and/or convertible into common stock or any of the other securities that may be sold under this prospectus. When particular securities are offered, a supplement to this prospectus will be delivered with this prospectus, which will describe the terms of the offering and sale of the offered securities.
DESCRIPTION OF COMMON STOCK
      Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 48,000,000 shares of common stock, $0.01 par value, and 6,000,000 shares of preferred stock, $0.01 par value. We describe the preferred stock under the heading “Description of Preferred Stock” below.
      This section summarizes the general terms of our common stock that we may offer. The prospectus supplement relating to the common stock offered will state the number of shares offered, the initial offering price and the market price, dividend information and any other relevant information. The summaries in this section and the prospectus supplement do not describe every aspect of the common stock. When evaluating the common stock, you should also refer to all of the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law (“DGCL”). Our amended and restated certificate of incorporation, as amended, and amended and restated bylaws are incorporated by reference in the registration statement.
Terms of the Common Stock
      As of August 30, 2005, there were 21,952,532 shares of our common stock issued and outstanding.
      Subject to the rights and preferences specifically granted to our preferred stockholders, if any, our common stockholders are entitled to receive dividends as they may be declared by our board of directors. Our common stockholders do not have fixed or cumulative dividend rights. Upon our liquidation or dissolution, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of our liabilities and payment of any preferential liquidation rights of our preferred stock then outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting for directors is not permitted. Subject to certain exceptions, removal of any director (or of our entire board of directors), approval of amendments to our amended and restated certificate of incorporation and approval of amendments to our amended and restated bylaws generally require the affirmative vote of the holders of two-thirds of the combined voting power of our then-outstanding shares of capital stock, voting together as a single class. Our amended and restated certificate of incorporation and amended and restated bylaws contain no provision that would require greater than a majority of stockholders to approve mergers, consolidations, sales of a substantial amount of assets, or other similar transactions. Our common stockholders do not have preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and any shares of common stock issued will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of any preferred stock that we may issue in the future.

Anti-Takeover Considerations and Special Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws

Delaware Anti-Takeover Law
      We are subject to the provisions of Section 203 of the DGCL, which regulates corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	A stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an interested stockholder);

•	An affiliate of an interested stockholder; or

•	An associate of an interested stockholder,
for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets.
      However, the above provisions of Section 203 do not apply if:

•	Our board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•	After the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	On or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
      This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
      A number of provisions of our amended and restated certificate of incorporation and our amended and restated bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers that may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors even if such removal would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.
      Classified Board of Directors. Our amended and restated certificate of incorporation divides our board of directors into three classes. Moreover, no director may be removed prior to the expiration of his or her term except for cause and upon the vote of at least two-thirds of the combined voting power of the then outstanding shares of our common stock. These provisions in our amended and restated certificate of incorporation may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of our board of directors because this structure generally increases the difficulty of, or may delay, replacing a majority of the directors.
      Meetings of Stockholders. Our amended and restated bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called at any time by either the chairman of the board, the chief executive officer, the president, or a majority of the board of directors, and the stockholders are entitled to written notice thereof.
      Filling of Board Vacancies. Our amended and restated certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, even though that number may be less than a quorum of the board of directors.
      Amendment of the Certificate of Incorporation. Our amended and restated certificate of incorporation may be amended or repealed by an affirmative vote of at least two-thirds of the combined voting power of the then-outstanding shares of stock entitled to vote on the proposed amendment. In the event a resolution to amend the amended and restated certificate of incorporation is adopted by an affirmative vote of at least 80% of our board of directors, final approval of the amendment only requires an affirmative vote of a majority of the combined voting power then outstanding.
      Amendment of the Bylaws. Our amended and restated bylaws may be amended or repealed by a majority of our board of directors. Any amendment or repeal of our amended and restated bylaws that has not previously received the approval of our board shall require for adoption the affirmative vote of the holders of at least two-thirds of the voting power of our then outstanding shares of stock entitled to vote on any proposed amendment of our amended and restated bylaws.
Limitations on Liability and Indemnification of Officers and Directors
      Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for certain breaches of fiduciary duty as a director to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation also provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law, and we must advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain exceptions. These obligations apply with equal force to any surviving or constituent entities to a merger to which we may be a party. We also carry directors’ and officers’ liability insurance.
      The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.
Transfer Agent and Registrar
      StockTrans, Inc. is the transfer agent and registrar for our common stock.
Listing
      Our common stock is listed on the Nasdaq National Market under the trading symbol “PSYS.”

DESCRIPTION OF COMMON STOCK WARRANTS
      We may issue common stock warrants for the purchase of common stock. Common stock warrants may be issued independently or together with any other securities pursuant to any prospectus supplement and may be attached to or separate from such securities. Each series of common stock warrants will be issued under a separate warrant agreement to be entered into between us and the warrant recipient or, if the recipients are numerous, a warrant agent identified in the applicable prospectus supplement. The warrant agent, if engaged, will act solely as our agent in connection with the common stock warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of common stock warrants. Further terms of the common stock warrants and the applicable warrant agreements will be set forth in the prospectus supplement.
      The applicable prospectus supplement will describe the terms of any common stock warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

•	The title of such common stock warrants;

•	The aggregate number of such common stock warrants;

•	The price or prices at which such common stock warrants will be issued;

•	The designation, number and terms of the shares of common stock purchasable upon exercise of such common stock warrants;

•	The designation and terms of the other securities with which such common stock warrants are issued and the number of such common stock warrants issued with each such offered security;

•	The date, if any, on and after which such common stock warrants and the related common stock will be separately transferable;

•	The price at which each share of common stock purchasable upon exercise of such common stock warrants may be purchased;

•	The date on which the right to exercise such common stock warrants shall commence and the date on which such right shall expire;

•	The minimum or maximum amount of such common stock warrants that may be exercised at any one time;

•	Information with respect to book-entry procedures, if any;

•	A discussion of certain federal income tax considerations; and

•	Any other terms of such common stock warrants, including terms, procedures and limitations relating to the exchange and exercise of such common stock warrants.
You should review the section captioned “Description of Common Stock” for a general description of the common stock which would be acquired upon the exercise of the common stock warrants.
DESCRIPTION OF PREFERRED STOCK
General
      We are authorized to issue 6,000,000 shares of preferred stock and no shares of preferred stock are currently issued and outstanding. We previously authorized and issued series A convertible preferred stock to certain investors. All of the outstanding shares of series A preferred stock have been converted into shares of our common stock.
      The following description of preferred stock sets forth certain anticipated general terms and provisions of the preferred stock to which any prospectus supplement may relate. Certain other terms of any series of preferred stock (which terms may be different than those stated below) will be described in the prospectus supplement to which such series relates. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the prospectus supplement, our amended and restated certificate of incorporation (including the amendment describing the designations, rights, and preferences of each series of preferred stock) and amended and restated bylaws.
      Subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, the board of directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the board of directors or the duly authorized committee thereof. The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.
      The prospectus supplement relating to preferred stock will contain the specific terms, including:

•	The title and stated value of such preferred stock;

•	The number of shares of such preferred stock offered, the liquidation preference per share and the offering price of such preferred stock;

•	The dividend rate(s), period(s) and or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

•	The date from which dividends on such preferred stock shall accumulate, if applicable;

•	The provision for a sinking fund, if any, for such preferred stock;

•	The provisions for redemption, if applicable, of such preferred stock;

•	Any listing of such preferred stock on any securities exchange;

•	The terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock, including the conversion price (or manner of calculation thereof);

•	A discussion of certain federal income tax considerations applicable to such preferred stock;

•	The relative ranking and preferences of such preferred stock as to dividend rights and rights upon our liquidation, dissolution or winding up of its affairs;

•	Any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of affairs; and

•	Any other specific terms, preferences, rights, limitations or restrictions of such preferred stock.
Rank
      Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

•	Senior to all classes or series of common stock, and to all equity securities ranking junior to such preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up;

•	On a parity with all equity securities the terms of which specifically provide that such equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up; and

•	Junior to all equity securities the terms of which specifically provide that such equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up.

Dividends
      Holders of preferred stock of each series shall be entitled to receive, when, as and if declared by the board of directors, out of our assets legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable prospectus supplement) at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our stock transfer books on such record dates as shall be fixed by the board of directors.
      Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the prospectus supplement. If the board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are non-cumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.
      Unless otherwise specified in the applicable prospectus supplement, if any preferred stock of any series is outstanding, no full dividends shall be declared or paid or set apart for payment on the preferred stock of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of such series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend preferred stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred stock of such series.
      When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of such series, all dividends declared upon shares of preferred stock of such series and any other series of preferred stock ranking on a parity as to dividends with such preferred stock shall be declared pro rata among the holders of such series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of such series which may be in arrears.
      Until required dividends are paid, no dividends (other than in common stock or other capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the common stock or any other capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation. In addition, no common stock or any other capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by us (except by conversion into or exchange for other capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation).
      Any dividend payment made of a series of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of preferred stock of such series which remains payable.
Redemption
      If so provided in the applicable prospectus supplement, any series of preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.
      The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of such preferred stock that we shall redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. We may pay the redemption price in cash or other property, as specified in the prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of our issuance of capital stock, the terms of such preferred stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.
      So long as any dividends on any series of preferred stock ranking on a parity as to dividends and distributions of assets with such series of the preferred stock are in arrears, no shares of any such series of the preferred stock will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and we will not purchase or otherwise acquire any such shares. However, this will not prevent the purchase or acquisition of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative preferred stock of such series and any other stock of Psychiatric Solutions ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, we shall not purchase or otherwise acquire directly or indirectly any preferred stock of such series (except by conversion into or exchange for stock ranking junior to the preferred stock of such series as to dividends and upon liquidation). However, this will not prevent the purchase or acquisition of such preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series.
      If we are to redeem fewer than all of the outstanding preferred stock of any series, we will determine the number of shares to be redeemed and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us that will not result in the issuance of any excess shares.
      We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed. If notice of redemption of any preferred stock has been given and we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such preferred stock, such preferred stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.
Liquidation Preference
      Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of common stock, or any other class or series of our capital stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of capital stock ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.
      If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets shall be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.
Voting Rights
      Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.
      Any series of preferred stock may provide that, so long as any shares of such series remain outstanding, the holders of such series may vote as a separate class on certain specified matters, which may include changes in our capitalization, amendments to our amended and restated certificate of incorporation charter and mergers and dispositions.
      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.
      The provisions of a series of preferred stock may provide for additional rights, remedies, and privileges if dividends on such series are in arrears for specified periods, which rights and privileges will be described in the applicable prospectus supplement.
Conversion Rights
      The terms and conditions, if any, upon which shares of any series of preferred stock are convertible into common stock will be set forth in the prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such preferred stock.
DESCRIPTION OF DEBT SECURITIES
      We may issue debt securities under one or more trust indentures to be executed by us and a specified trustee. The terms of the debt securities will include those stated in the indenture and those made a part of the indenture (before any supplements) by reference to the Trust Indenture Act of 1939. The indentures will be qualified under the Trust Indenture Act.
      The following description sets forth certain anticipated general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, investors should review both the prospectus supplement relating thereto and the following description. Forms of the senior indenture (as discussed herein) and the subordinated indenture (as discussed herein) have been filed as exhibits to the Registration Statement of which this prospectus is a part.

General
      The debt securities will be our direct obligations and may be either senior debt securities or subordinated debt securities. The indebtedness represented by subordinated securities will be subordinated in right of payment to the prior payment in full of our senior debt (as defined in the applicable indenture). Senior securities and subordinated securities will be issued pursuant to separate indentures (respectively, a senior indenture and a subordinated indenture), in each case between us and a trustee.
      Except as set forth in the applicable indenture and described in a prospectus supplement relating thereto, the debt securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of our board of directors or as established in the applicable indenture. All debt securities of one series need not be issued at the time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuance of additional debt securities of such series.
      The prospectus supplement relating to any series of debt securities being offered will contain the specific terms thereof, including, without limitation:

•	The title of such debt securities and whether such debt securities are senior securities or subordinated securities;

•	The aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

•	The percentage of the principal amount at which such debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such debt securities which is convertible into common stock or preferred stock, or the method by which any such portion shall be determined;

•	If convertible, any applicable limitations on the ownership or transferability of the common stock or preferred stock into which such debt securities are convertible;

•	The date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

•	The rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which such debt securities will bear interest, if any;

•	The date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

•	The place or places where the principal of (and premium, if any) and interest, if any, on such debt securities will be payable, such debt securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon us in respect of such debt securities and the applicable indenture may be served;

•	The period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities may be redeemed, as a whole or in part, at our option, if we have such an option;

•	Our obligation, if any, to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

•	If other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

•	Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currencies) and the manner in which such amounts shall be determined;

•	Any additions to, modifications of or deletions from the terms of such debt securities with respect to the events of default or covenants set forth in the indenture;

•	Any provisions for collateral security for repayment of such debt securities;

•	Whether such debt securities will be issued in certificated and/or book-entry form;

•	Whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

•	The applicability, if any, of defeasance and covenant defeasance provisions of the applicable indenture;

•	The terms, if any, upon which such debt securities may be convertible into our common stock or preferred stock and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

•	Whether and under what circumstances we will pay additional amounts as contemplated in the indenture on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such debt securities in lieu of making such payment; and

•	Any other terms of such debt securities not inconsistent with the provisions of the applicable indenture.
      The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. Special federal income tax, accounting and other considerations applicable to these original issue discount securities will be described in the applicable prospectus supplement.
      The applicable indenture may contain provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control.
Merger, Consolidation or Sale
      The applicable indenture will provide that we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation, provided that:

•	Either we shall be the continuing corporation, or the successor corporation (if other than Psychiatric Solutions) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable indenture;

•	Immediately after giving effect to such transaction and treating any indebtedness which becomes our obligation or an obligation of one of our subsidiaries as a result thereof as having been incurred by us or such subsidiary at the time of such transaction, no event of default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

•	An officer’s certificate and legal opinion covering such conditions shall be delivered to the trustee.

Covenants
      The applicable indenture will contain covenants requiring us to take certain actions and prohibiting us from taking certain actions. The covenants with respect to any series of debt securities will be described in the prospectus supplement relating thereto.
Events of Default, Notice and Waiver
      Each indenture will describe specific “events of default” with respect to any series of debt securities issued thereunder. Such “events of default” are likely to include (with grace and cure periods):

•	Default in the payment of any installment of interest on any debt security of such series;

•	Default in the payment of principal of (or premium, if any, on) any debt security of such series at its maturity;

•	Default in making any required sinking fund payment for any debt security of such series;

•	Default in the performance or breach of any other covenant or warranty of Psychiatric Solutions contained in the applicable indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable indenture;

•	Default in the payment of specified amounts of indebtedness of Psychiatric Solutions or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; and

•	Certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Psychiatric Solutions or any of our significant subsidiaries or their property.
      If an event of default under any indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then the applicable trustee or the holders of not less than 25% of the principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, such portion of the principal amounts may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice thereof to us (and to the applicable trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of such series (or of all debt securities then outstanding under any indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of outstanding debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may rescind and annul such declaration and its consequences if:

•	We shall have deposited with the applicable trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee; and

•	All events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) have been cured or waived as provided in such indenture.

      Each indenture also will provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

•	In the payment of the principal of (or premium, if any) or interest on any debt security of such series; or

•	In respect of a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby.
      Each trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless such default shall have been cured or waived; provided, however, that such trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series) if specified responsible officers of such trustee consider such withholding to be in the interest of such holders.
      Each indenture will provide that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to such indenture or for any remedy thereunder, except in the case of failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such debt securities at the respective due dates thereof.
      Subject to provisions in each indenture relating to its duties in case of default, no trustee will be under any obligation to exercise any of its rights or powers under an indenture at the request or direction of any holders of any series of debt securities then outstanding under such indenture, unless such holders shall have offered to the trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under an indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon such trustee. However, a trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve such trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein.
      Within 120 days after the close of each fiscal year, we will be required to deliver to each trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable indenture and, if so, specifying each such default and the nature and status thereof.
Modification of the Indenture
      It is anticipated that modifications and amendments of an indenture may be made by us and the trustee, with the consent of the holders of not less than a majority in principal amount of each series of the outstanding debt securities issued under the indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without the consent of each holder of such debt securities affected thereby:

•	Change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such debt security;

•	Reduce the principal amount of (or premium, if any) or the interest, if any, on any such debt security or the principal amount due upon acceleration of an original issue discount security;

•	Change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such debt security;

•	Impair the right to institute suit for the enforcement of any such payment on or with respect to any such debt security;

•	Reduce the above-stated percentage of holders of debt securities necessary to modify or amend the indenture; or

•	Modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the indenture or for waiver of certain defaults.
      A record date may be set for any act of the holders with respect to consenting to any amendment.
      The holders of not less than a majority in principal amount of outstanding debt securities of each series affected thereby will have the right to waive our compliance with certain covenants in such indenture.
      Each indenture will contain provisions for convening meetings of the holders of debt securities of a series to take permitted action.
Redemption of Securities
      Debt securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable prospectus supplement.
      From and after notice has been given as provided in the applicable indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on such redemption date, such debt securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.

SELLING STOCKHOLDERS
      We filed the registration statement, which includes this prospectus, because of registration rights granted to Ardent. For information on the procedure for sales by any selling stockholders, read the disclosure under the heading “Plan of Distribution” below.
      Prior to any use of this prospectus in connection with an offering of the Citigroup Shares by any selling stockholder, this prospectus will be supplemented to set forth the name and aggregate number of shares of our common stock beneficially owned by the selling stockholder intending to sell such Citigroup Shares and the aggregate number of Citigroup Shares to be offered. The prospectus as so supplemented will also disclose whether any selling stockholder selling in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus. The selling stockholders will receive all of the proceeds from the sale of the Citigroup Shares.

PLAN OF DISTRIBUTION
Sale of the Citigroup Shares
      The Citigroup Shares are being registered to permit the resale of such securities by the selling stockholders named in supplements to this prospectus from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the Citigroup Shares by CGML or any other selling stockholders, as the case may be. We will bear the fees and expenses incurred in connection with our obligation to register the Citigroup Shares. These fees and expenses include registration and filing fees, exchange listing fees, printing expenses, fees and disbursements of our counsel and independent accountants, reasonable fees and expenses for counsel to Ardent up to $15,000, blue sky fees and expenses and the expenses of any special audits incident to or required by this registration statement or any amendment or supplement hereto. However, CGML and any other selling stockholders will be solely responsible for all underwriting discounts and commissions and agent’s commissions, if any. The selling stockholders named in supplements to this prospectus may offer and sell the Citigroup Shares from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.
      Such sales may be effected by a variety of methods, including the following:

•	In market transactions on the Nasdaq National Market;

•	In privately negotiated transactions;

•	Through options, swaps and derivatives;

•	In a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses where the same broker acts as agent for both sides of the transaction);

•	Through broker-dealers, which may act as agents or principals;

•	Directly to one or more purchasers;

•	In short sales or transactions to cover short sales;

•	Through agents; and/or

•	In any combination of the above or by any other legally available means.
      In connection with sales of the Citigroup Shares, CGML and any selling stockholders named in supplements to this prospectus may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the common stock to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell such securities.
      If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of the Citigroup Shares through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the Citigroup Shares, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement.
      To our knowledge, there are currently no plans, arrangements or understandings between CGML and any underwriter, broker-dealer or agent regarding its sale of the Citigroup Shares.
      CGML and any selling stockholders named in supplements to this prospectus may from time to time pledge or grant a security interest in some or all of the Citigroup Shares owned by it and, if it defaults in the performance of its secured obligations, its pledgees or secured parties may offer and sell the Citigroup Shares from time to time under this prospectus, or under a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act to include the pledgee, transferee or other successors in interest as a selling stockholder under this prospectus.

      CGML, Ardent, any selling stockholders named in supplements to this prospectus and any underwriters, broker-dealers or agents participating in the distribution of the Citigroup Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the Citigroup Shares by CGML, Ardent or any selling stockholders named in supplements to this prospectus and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If Ardent, CGML or a selling stockholder named in a supplement to this prospectus is deemed to be an underwriter, it may be subject to statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
      We have advised CGML that it and any other person participating in the distribution may be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of common stock by CGML and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the above may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.
      Under the securities laws of certain states, the Citigroup Shares may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the Citigroup Shares may not be sold unless the Citigroup Shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and complied with.
      We have agreed to indemnify Ardent against certain losses, liabilities, damages and expenses, including certain liabilities arising from material misstatements or omissions or violations of applicable securities laws in connection with the registration statement of which this prospectus forms a part, and Ardent will be entitled to contribution from us in connection with those liabilities. Ardent will indemnify us against certain losses, liabilities, damages and expenses from material misstatements or omissions contained in written information provided to us by Ardent, and we will be entitled to contribution from Ardent in connection with those liabilities.
Our Sale of Securities
      We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors through agents or dealers. Any underwriter, agent or dealer involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We also reserve the right to sell securities directly to investors in those jurisdictions where we are authorized to do so. The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.
      We may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions set forth in any prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable prospectus supplement. If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for certain expenses.
      Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.
      If so indicated in an applicable prospectus supplement, we may authorize dealers acting as our agents to solicit offers by institutions to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount or offering price of the securities sold pursuant to delayed delivery contracts will not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be entered into include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to approval by us.
      The securities also may be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act.
      We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).
      To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions, if commenced, may be discontinued by the underwriters at any time.
      One or more of the underwriters, dealers or agents, and/or one or more of their respective affiliates, may be a lender under our second amended and restated credit agreement and may provide other commercial banking, investment banking and other services to us and/or our subsidiaries and affiliates in the ordinary course of business.

      During such time as we may be engaged in a distribution of the securities covered by this prospectus we are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes us, any affiliated purchasers, and any broker-dealer or other person who participates in such distributing from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.
LEGAL MATTERS
      Certain legal matters with respect to the validity of the securities being offered hereby will be passed upon for us by Waller Lansden Dortch & Davis, PLLC. Any underwriters will be advised about other issues relating to any transaction by their own legal counsel.
EXPERTS
      The consolidated financial statements of Psychiatric Solutions, Inc. appearing in Psychiatric Solutions, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Psychiatric Solutions, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment are, and audited financial statements and Psychiatric Solutions, Inc. management’s assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management’s assessments (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.
      The combined financial statements of Behavioral Healthcare Services at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in our Current Reports on Form 8-K/A and Form 8-K, filed with the SEC on August 1, 2005 and August 31, 2005, respectively, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the ability of Behavioral Healthcare Services to continue as a going concern as described in Note 1 to the combined financial statements), included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Ramsay Youth Services, Inc. and Subsidiaries (“Ramsay”), as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated in this prospectus by reference from Amendment No. 2 to the Registration Statement No. 333-110206 of Psychiatric Solutions, Inc. on Form S-2, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in Ramsay’s method of accounting for goodwill and other intangible assets effective January 1, 2002).
      The consolidated financial statements of Northern Healthcare Associates and Subsidiaries incorporated by reference herein from our Current Report on Form 8-K/A, filed with the SEC on August 10, 2004, have been audited by Selznick & Company, LLP, independent certified public accountants, to the extent and for the periods set forth in their independent auditors’ report incorporated herein by reference.

WHERE YOU CAN FIND MORE INFORMATION
      This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents. You should rely only on the information contained and incorporated by reference in this prospectus.
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.
      We make available free of charge through our website, which you can find at www.psysolutions.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      We are “incorporating by reference” information we file with the SEC, which means:

•	Incorporated documents are considered part of this prospectus;

•	We can disclose important information to you by referring you to those documents; and

•	Information that we file later with the SEC automatically will update and supersede information contained in this prospectus.
      We are incorporating by reference the following documents, which we have previously filed with the SEC:

(1) Consolidated Financial Statements of Ramsay Youth Services, Inc. and Subsidiaries as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 (incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-2, filed on December 18, 2003 (Reg. No. 333-110206));

(2) Consolidated Financial Statements of Northern Healthcare Associates and Subsidiaries as of December 31, 2003 and 2002, and for the year ended December 31, 2003 and December 31, 2002 (incorporated by reference to our Current Report on Form 8-K/ A, filed on August 10, 2004);

(3) Combined Financial Statements of Behavioral Healthcare Services as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 (incorporated by reference to our Current Reports on Form 8-K/A and Form 8-K, filed on August 1, 2005 and August 31, 2005, respectively);

(4) our Annual Report on Form 10-K for the year ended December 31, 2004;

(5) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

(6) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

(7) our Current Report on Form 8-K filed with the SEC on March 11, 2005;

(8) our Current Report on Form 8-K filed with the SEC on April 22, 2005;

(9) our Current Report on Form 8-K filed with the SEC on July 8, 2005;

(10) our Current Report on Form 8-K/ A filed with the SEC on July 12, 2005;

(11) our Current Report on Form 8-K filed with the SEC on July 14, 2005;

(12) our Current Report on Form 8-K/A filed with the SEC on August 1, 2005;

(13) our Current Report on Form 8-K filed with the SEC on August 31, 2005;

(14) our Registration Statement on Form 10, filed with the SEC on July 31, 1992, including all amendments or reports filed for the purpose of updating the description of our capital stock; and

(15) any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed; provided that this prospectus will not incorporate any information we may furnish to the SEC under Item 2.02 or Item 7.01 of Form 8-K.
      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      You can obtain copies of the documents incorporated by reference in this prospectus without charge through our website (www.psysolutions.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC, or by requesting them in writing or by telephone at the following address:

Psychiatric Solutions, Inc.
840 Crescent Centre Drive, Suite 460
Franklin, Tennessee 37067
Attention: Investor Relations
(615) 312-5700

3,500,000 Shares
Common Stock

PROSPECTUS

Merrill Lynch & Co.
Citigroup
Raymond James
JPMorgan
Banc of America Securities LLC
Avondale Partners
                      , 2005